BROOKFIELD PROPERTIES CORPORATION
MANAGEMENT PROXY CIRCULAR
TABLE OF CONTENTS

PART ONE	VOTING INFORMATION	2
	Who Can Vote	2
	Principal Holders of Voting Shares	2
	Q & A on Proxy Voting	3

PART TWO	BUSINESS OF THE MEETING	7
	1. Receiving the Consolidated Financial Statements	7
	2. Decrease in Number of Directors	7
	3. Election of Directors	7
	Cumulative Voting for Directors	7
	Director Nominees	9
	4. Appointment of External Auditor	15
	Auditors Fees	15

PART THREE	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	17
	Board of Directors	17
	Mandate of the Board	17
	Meetings of the Board	18
	Director Meetings Without Management	18
	Conflicts of Interest	18
	Size and Composition of the Board	19
	Independent Directors	19
	Areas of Director Expertise	20
	Director Orientation and Education	20
	Board Renewal	20
	Service on Other Boards and Audit Committees	21
	Board of Directors Access to Outside Advisors	21
	Committees of the Board	21
	Audit Committee	21
	Human Resources and Compensation Committee	22
	Governance and Nominating Committee	22
	Board, Committee and Director Evaluation	23
	Board and Management Responsibilities	23
	Board Positions	23
	Management’s Relationship to the Board	24
	Management Accountability	24
	Board and Committee Information	24
	Communication and Disclosure Policies	24
	Code of Business Conduct and Ethics	25

PART FOUR	REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	26
	Director Compensation	26
	Director Share / DSU Ownership Requirements	26
	Director Compensation Tables	27
	Annual Director Compensation	27
	Incentive Plan Awards Vested or Earned During 2009	27
	Outstanding Share-Based Awards and Option-Based Awards	28
	Equity Ownership of Directors	29

PART FIVE	REPORT ON EXECUTIVE COMPENSATION	30
	Compensation Discussion and Analysis	30
	Composition and Mandate of the HRC Committee	30
	Compensation Philosophy and Objectives	30

	Compensation Elements	31
	Base Salary	31
	Short-Term Incentives	31
	Long-Term Incentives	32
	Share Option Plan	32
	Deferred Share Unit Plan	33
	Other Compensation	33
	Termination and Change of Control Provisions	33
	Incentive and Equity-Based Compensation Employment Policies and Guidelines	34
	Option Exercise Hold Periods	34
	Hedging of Economic Risks for Personal Equity Ownership	34
	Annual Compensation Process	34
	CEO Compensation	35
	Performance Graphs	37
	Common Shares (TSX)	37
	Common Shares (NYSE)	38
	Trend	38
	Option Awards	39
	Compensation of Named Executive Officers	39
	Outstanding Share-based Awards and Option-based Awards	40
	Value Vested or Earned During the Year	41
	Equity Compensation Plan Information	41

PART SIX	OTHER INFORMATION	42
	Indebtedness of Directors, Officers and Employees	42
	Directors’ and Officers’ Liability Insurance	42
	Interest of Management and Others in Material Transactions	42
	Shareholder Proposals	43
	Availability of Disclosure Documents	43
	Other Business	43
	Directors’ Approval	44

APPENDIX A	SPECIAL RESOLUTION TO DECREASE THE NUMBER OF DIRECTORS	45
APPENDIX B	CORPORATE GOVERNANCE GUIDELINES	46

Brookfield

BROOKFIELD PROPERTIES CORPORATION

MANAGEMENT PROXY CIRCULAR

PART ONE – VOTING INFORMATION

In this Management Proxy Circular (“Circular”), the “Corporation”, “BPO”, “we”, “us” and “our” refers to Brookfield Properties Corporation and its consolidated subsidiaries, unless otherwise noted or the context requires otherwise.

This Circular is provided in connection with the solicitation by the management of BPO of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) referred to in the accompanying Notice of Meeting (the “Notice”) to be held at Bay Adelaide Centre on the 50th floor in Toronto, Ontario, Canada on Wednesday, May 5, 2010 at 3:30 p.m., Toronto time.

The solicitation of proxies by this Circular is being made by or on behalf of the management of BPO and the total cost of solicitation will be borne by the Corporation. The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost.

The information in this Circular is given as at March 1, 2010, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports financial results in U.S. dollars, all financial information in this Circular is in U.S. dollars.

WHO CAN VOTE
At March 8, 2010, BPO had outstanding 501,420,398 common shares and 14,201,980 Class A Redeemable Voting preferred shares. If you are a holder of common shares or Class A Redeemable Voting preferred shares of record at the close of business on March 8, 2010, the record date (the “Record Date”) established for the receipt of meeting materials and for voting in respect of the Meeting, you will be entitled to one vote in respect of each such share held on all matters that come before the Meeting or any adjournment thereof either in person, or by proxy.

For a description of the procedures to be followed to direct the voting of shares that are held in the name of a bank, trust company, securities dealer, broker, trustee or other person (each, an “Intermediary”), please refer to the answer to the question “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 5 of this Circular.

PRINCIPAL HOLDERS OF VOTING SHARES
To our knowledge, the only person or corporations beneficially owning, directly or indirectly, or exercising control or direction over, securities of BPO entitled to vote at the Meeting carrying more than 10% of the votes attached to any class of outstanding securities of BPO is Brookfield Asset Management Inc. (“BAM”), which, directly and indirectly, owned 255,847,050 common shares and 13,796,870 Class A Redeemable Voting preferred shares as of December 31, 2009, being approximately 51.0% and 97.1%, respectively, of the outstanding shares of each such class. BAM is a global asset management company, focused on property, power and infrastructure assets and has over $100 billion of assets under management. BAM’s shares are listed on the New York and Toronto stock exchanges (the “NYSE” and “TSX”, respectively) under the symbols “BAM” and “BAM.A”, respectively, and on Euronext under the symbol “BAMA”. Two of BPO’s current directors, Messrs. Jack L. Cockwell and J. Bruce Flatt, are also directors and executive officers of BAM.

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Q & A ON PROXY VOTING

Q:	What am I voting on?
A:
Holders of common shares and Class A Redeemable Voting preferred shares are voting on (i) the election of the Board of Directors, and (ii) the appointment of the external auditor and authorizing the directors to set its remuneration. Each of the foregoing must be approved by a majority of the votes cast by the holders of common shares and by the holders of Class A Redeemable Voting preferred shares who vote in respect of the resolutions.

Shareholders are also being asked to vote on an amendment to the articles of the Corporation to decrease the number of directors from 12 to 10. To be effective, the foregoing must be approved by two-thirds of the votes cast by the holders of common shares and by the holders of Class A Redeemable Voting preferred shares who vote in respect of the resolution, and such votes must be greater than the product of 12 and the number of votes cast against the resolution.

Q:	Who is entitled to vote?
A:
Holders of common shares and Class A Redeemable Voting preferred shares as at the close of business on March 8, 2010 are entitled to vote. Each common share and Class A Redeemable Voting preferred share entitles the holder to one vote on the items of business identified above.

Q:	How do I vote?
A:
If you are a registered shareholder, you may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting. If your shares are held in the name of an Intermediary, please refer to the answer to the question “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 5 for voting instructions.

Q:	What if I plan to attend the Meeting and vote in person?
A:
If you are a registered shareholder and plan to attend the Meeting on Wednesday, May 5, 2010 and wish to vote your shares in person at the Meeting, complete and return the form of proxy by following the instructions provided on the form of proxy. Please register with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting. Your vote will be taken and counted at the Meeting. If your shares are held in the name of an Intermediary, please refer to the answer to the question “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 5 for voting instructions.

Q:	What if I sign the form of proxy enclosed with this Circular?
A:
Signing the enclosed form of proxy gives authority to Gordon E. Arnell or Richard B. Clark, each of whom is a director of BPO, or to another person you have appointed, to vote your shares at the Meeting.

Q:	Can I appoint someone other than these directors to vote my shares?
A:
Yes. You have the right to appoint a person or company other than the BPO directors named on the form of proxy to be your proxyholder; the person or company does not need to be another shareholder. Write the name of this person or company, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of CIBC Mellon Trust Company.

Q:	What do I do with my completed proxy?
A:
Return it to BPO’s transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax at (416) 368-2502 by no later than 5:00 p.m. (Toronto time) on Monday, May 3, 2010 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting.

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Q:	Can I vote by Internet?
A:
If you are a registered shareholder, go to www.eproxyvoting.com/brookfield and follow the instructions. You will need your control number (located under your address on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. (Toronto time) on Monday, May 3, 2010 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting.

Q:	How will my shares be voted if I give my proxy?
A:
The persons named on the form of proxy must vote for or against or withhold from voting, as applicable, your shares in accordance with your directions and on any ballot that may be called for, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the decrease in the number of directors from 12 to 10, the election of directors of the Board and the appointment of the external auditor and authorizing the directors to set its remuneration.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?
A:
The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of BPO knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	If I change my mind, can I submit another proxy or take back my proxy once I have given it?
A:
Yes. If you are a registered shareholder and wish to submit another proxy, you may deliver another properly executed form of proxy bearing a later date and depositing it as described above. If you wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the General Counsel and Secretary of BPO at the following address no later than 5:00 p.m. (Toronto time) on Tuesday, May 4, 2010 or to the Chairman on the day of the Meeting, Wednesday, May 5, 2010, or one day (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting:

Brett M. Fox
General Counsel and Secretary
Brookfield Properties Corporation
Brookfield Place, Suite 300
181 Bay Street
Toronto, Ontario M5J 2T3

A non-registered shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote previously given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Q:	Who counts the votes?
A:	BPO’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies.

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Q:	If I need to contact the transfer agent, how do I reach them?
A:	For general shareholder enquiries, you can contact the transfer agent by mail at:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

or by telephone: (416) 643-5500
within Canada and the United States toll free at 1-800-387-0825;

or by fax: (416) 643-5501;

or by email: inquiries@cibcmellon.com; website: www.cibcmellon.com.

Q:	If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?
A:	In many cases, common shares of the Corporation which are beneficially owned by a non-registered shareholder (a “Non-Registered Shareholder”) are registered either:

(a)
in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and similar plans; or

(b)	in the name of a depositary (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

There are two ways you can vote your shares held by your Intermediary. As required by Canadian securities legislation, you will have received from your Intermediary a voting instruction form or form of proxy for the number of shares you beneficially own.

Since BPO has limited access to the names of its Non-Registered Shareholders, if you attend the Meeting BPO may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your name in the space provided on the voting instruction form or form of proxy and return it by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

In accordance with the requirements of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the accompanying Notice, this Circular and the Corporation’s 2009 Annual Report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2009) (collectively, the “Meeting Materials”) to those Non-Registered Shareholders who have requested it, to the depositary and Intermediaries for onward distribution to Non-Registered Shareholders.

Non-Registered Shareholders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Shareholders to direct the voting of the shares they beneficially own. Non-Registered Shareholders should follow the procedures set out below, depending on which type of form they receive. Non-Registered Shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

(a)
Voting Instruction Form. In most cases, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Shareholder.

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(b)
Form of Proxy. Less frequently, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise incomplete. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Shareholder must complete the form of proxy and return it to CIBC Mellon Trust Company by mail, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; or by facsimile at (416) 368-2502. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Shareholder must strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided.

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PART TWO – BUSINESS OF THE MEETING

We will be addressing four items at the Meeting:

1.	Receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2009, including the external auditor’s report;

2.	Authorizing an amendment to the articles of the Corporation to decrease the number of directors from 12 to 10;

3.	Electing directors who will serve until the end of the next annual meeting of shareholders; and

4.	Appointing the external auditor that will serve until the end of the next annual meeting of shareholders and authorizing the directors to set its remuneration.

We will also consider other business that may properly come before the Meeting. As of the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit.

1.      RECEIVING THE CONSOLIDATED FINANCIAL STATEMENTS
Our annual financial statements for the fiscal year ended December 31, 2009 are included in our 2009 Annual Report, which is being mailed to you with this Circular. The 2009 Annual Report will be placed before you and other shareholders at the Meeting.

2.      DECREASE IN NUMBER OF DIRECTORS
Our Board of Directors is currently comprised of 12 directors. At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass a special resolution (the “Special Resolution”), the form of which is attached as Appendix A to this Circular, authorizing an amendment to the articles of the Corporation to decrease the number of directors from 12 to 10. The Board of Directors considers that its proposed size and composition is appropriate given the diversity of BPO’s operations and the need for a variety of experience and backgrounds.

To be effective, (i) the Special Resolution must be approved by two-thirds of the votes cast by the holders of common shares who vote in respect of the Special Resolution and by two-thirds of the votes cast by the holders of Class A Redeemable Voting preferred shares who vote in respect of the Special Resolution, in each case present in person or represented at the Meeting by proxy and (ii) such votes must be greater than the product of 12 and the number of votes cast against the Special Resolution.

On any ballot that may be called for on the Special Resolution, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled in favour of the Special Resolution, unless the shareholder who has given such proxy has directed that the shares be voted against the Special Resolution.

3.      ELECTION OF DIRECTORS
The following table sets out the names of the 10 persons nominated for election as directors to hold office until the next annual meeting or until their successors are elected or appointed, all major positions and offices in BPO held by each nominee, the principal occupation or employment of each nominee, the year in which each nominee was first elected a director of BPO and the approximate number of shares of each class (and other derivative securities including deferred share units) of BPO and its subsidiaries that each nominee has advised BPO, were beneficially owned, directly or indirectly, or subject to control or direction by that person at March 1, 2010.

Cumulative Voting for Directors
Our articles provide for cumulative voting so that each shareholder entitled to vote in the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected (e.g., if you have one share and if there are 10 directors nominated for election, you will be entitled to 10 votes). You may cast all such votes in favour of one candidate or distribute your votes among the candidates in any manner you see fit. If you vote for more than one candidate without specifying the distribution of your votes among such candidates, you will be deemed to have distributed your votes equally among the candidates for whom you voted.

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On any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled equally among the proposed nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be otherwise voted or withheld from voting in the election of directors.

If you wish to distribute your votes other than equally among the proposed nominees for whom you have directed the management representatives designated in the enclosed form of proxy to vote, you must do so personally at the Meeting or specify such distribution on the form of proxy. We believe that all of the proposed nominees will be able to serve as directors. If a proposed nominee is unable to serve as a director for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for any other proposed nominee at their discretion.

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Director Nominees
The Board of Directors recommends that the 10 director nominees be elected at the Meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed. All of the persons elected as members of the Board of Directors at the last annual meeting of shareholders held on April 30, 2009, are standing for re-election, except for J. Bruce Flatt and Linda D. Rabbitt, both of whom who will be retiring from the Board prior to the Meeting.

Gordon E. Arnell Age: 74 Calgary, Alberta, Canada Director since: 1989 (Related)(a) Areas of Expertise: Chief executive Governance Government and public policy Legal acumen Real estate
Gordon E. Arnell has been Chairman of BPO and the Board of Directors since October 1995. Mr. Arnell was President of BPO from 1990-1995 and Chief Executive Officer from 1990-2000. He has also previously held senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.

	Board/Committee Membership		Attendance		Total %	Public Board Membership
	Board of Directors Chairman		6 of 6	100%	100%	Brookfield Properties Corporation		1989 - Present
	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)		% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
	2008	95,400	—	95,400		—	1,318,428	—
	2009	95,400	—	95,400		—	1,318,428
	Change	—	—	—		—	—
	Options Held (d)(e)
	Total Unexercised (#)					Total Value of Unexercised Options ($)
	570,000					1,515,444

William T. Cahill Age: 59 Ridgefield, Connecticut, U.S.A. Director since: 2000 (Independent) (b) Areas of Expertise: Governance Financial acumen Real estate
Mr. Cahill is Managing Director Independent Risk at Citi Community Capital and a director of Brookfield Financial Properties, Inc. He has held various positions in the past, including Managing Director at Citigroup Real Estate, Inc.; OREO from 1996-2002; Senior Asset Manager from 1991-1996; and Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc. from 1983-1991.

	Board/Committee Membership		Attendance		Total %	Public Board Membership
	Board of Directors		6 of 6	83%	92%	Brookfield Properties Corporation		2000 - Present
	Audit Committee(e)		2 of 2	100%
	Governance and Nominating Committee		4 of 4	100%
	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)		% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
	2008	—	12,977	12,977		50%	171,428	141,627
	2009	—	17,666	17,666		50%	233,373
	Change	—	+4,689	+4,689		—	+61,945
	Options Held (d)(e)
	Total Unexercised (#)					Total Value of Unexercised Options ($)
	6,750					39,038

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Richard B. Clark Age: 51 New York, New York, U.S.A. Director since: 2002 (Related) (a) Areas of Expertise: Chief executive Growth initiatives Financial acumen Real estate
Mr. Clark has been Chief Executive Officer of BPO since 2002. He was President and Chief Executive Officer of BPO’s U.S. operations from 2000-2002; and prior to that held senior management positions for BPO and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing. Mr. Clark is currently also Senior Managing Partner and Chief Executive Officer of BAM’s global real estate group. Mr. Clark is on the Executive Committee of the National Association of Real Estate Trusts and the Real Estate Board of New York and is the Former Chairman of the Real Estate Roundtable Tax Policy Advisory Committee.

	Board/Committee Membership		Attendance		Total %	Public Board Membership
	Board of Directors		6 of 6	100%	100%	Brookfield Properties Corporation BPO Properties Ltd.		2002 - Present 2002 - Present
	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)		% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
	2008	—	412,440	412,440		—	5,448,332	—
	2009	—	440,294	440,294		—	5,816,287
	Change	—	+27,854	+27,854		—	+367,955
	Options Held (d)(e)
	Total Unexercised (#)					Total Value of Unexercised Options ($)
	4,554,500					10,406,171

Jack L. Cockwell Age: 68 Toronto, Ontario, Canada Director since: 1999 (Related)(a) Areas of Expertise: Chief executive Growth initiatives Financial acumen Real estate
Mr. Cockwell is a director and Group Chairman of BAM and a director of a number of BAM’s affiliates. He was President and CEO of BAM from 1991 to 2001 and was a senior executive of BAM’s predecessor companies since 1969. Mr. Cockwell is a governor of the Royal Ontario Museum and Ryerson University and a director of Teck Resources Limited, Astral Media Inc. and the Toronto Waterfront Corporation.

	Board/Committee Membership		Attendance		Total %	Public Board Membership
	Board of Directors		6 of 6	100%	100%	Astral Media Inc. Brookfield Asset Management Inc. Brookfield Properties Corporation Norbord Inc. Teck Resources Limited		1997 - Present 1979 - Present 1999 - Present 1987 - Present 2009 - Present

	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)		% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
	2008	362,910	—	362,910		—	4,800,857	—
	2009	362,910	—	362,910		—	4,800,857
	Change	—	—	—		—	—
	Options Held (d)(e)
	Total Unexercised (#)					Total Value of Unexercised Options ($)
	—					—

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Roderick D. Fraser
Age: 69
Edmonton, Alberta, Canada
Director since: 2005
(Independent)(b)

Areas of Expertise:
Chief executive
Compensation
Financial acumen
Governance
Government and public
  policy
Growth initiatives

Dr. Fraser is President Emeritus of the University of Alberta and prior to that served as its President and Vice-Chancellor from 1995-2005. Prior to joining the University of Alberta, Dr. Fraser served in various positions at Queen’s University in Kingston, including terms as Dean of the Faculty of Arts and Science and Vice-Principal (Resources). Dr. Fraser is an officer of the Order of Canada and a trustee of Aga Khan University.

Board/Committee Membership		Attendance		Total %	Public Board Membership
Board of Directors		6 of 6	100%	100%	Brookfield Properties Corporation		2005 - Present
Audit Committee(f)		2 of 2	100%
Governance and Nominating Committee		4 of 4	100%
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)		% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2008	—	9,037	9,037		100%	119,545	153,387
2009	—	16,752	16,752		100%	221,613
Change	—	+7,715	+7,715		—	+102,068
Options Held (d)(e)
Total Unexercised (#)					Total Value of Unexercised Options ($)
—					—

Paul D. McFarlane Age: 67 Mississauga, Ontario, Canada Director since: 1998 (Independent)(b) Areas of Expertise: Compensation Growth initiatives Governance Financial acumen
Mr. McFarlane is a corporate director.  He retired from a Canadian chartered bank in December 2002 after more than 40 years of service.  From 1994 until his retirement, he served as Senior Vice President, Risk Management Division, Head Office, from 1986 to 1993 he served as Vice President and prior to that he held numerous branch, regional and head office positions.

	Board/Committee Membership		Attendance		Total %	Public Board Membership
	Board of Directors		6 of 6	100%	100%	Brookfield Properties Corporation	1998 - Present
	Audit Committee Chairman		4 of 4	100%
	Human Resources and Compensation Committee		4 of 4	100%
	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
	2008	—	11,583	11,583	50%	153,228	154,502
	2009	—	16,668	16,668	50%	220,498
	Change	—	+5,085	+5,085	—	+67,270
	Options Held (d)(e)
	Total Unexercised (#)				Total Value of Unexercised Options ($)
	6,750				12,564

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Allan S. Olson Age: 68 Edmonton, Alberta, Canada Director since: 1995 (Independent)(b) Areas of Expertise: Chief executive Growth initiatives Governance Financial acumen Real estate
Mr. Olson has been Chairman and Chief Executive Officer of First Industries Corporation, an investment and management company, since 1991. He was President and Chief Executive Officer of Churchill Corp. from 1989-1990 and Banister Construction Group from 1990-1991 and held various positions at Stuart Olson Construction, including President and Chief Executive Officer from 1965-1989. Mr. Olson is also a director of ZCL Composites Inc. and an Advisory Director to Carma Corporation, a BPO subsidiary.

	Board/Committee Membership	Attendance		Total %	Public Board Membership
	Board of Directors Lead Independent Director	5 of 6	83%	79%	Brookfield Properties Corporation		1995 - Present
	Audit Committee	3 of 4	75%
	Governance and Nominating Committee Chairman	3 of 4	75%
	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
	2008	129,278	14,358	143,401	50%	1,900,129	—
	2009	129,278	19,629	148,672	50%	1,969,858
	Change	—	+5,271	+5,271	—	+69,729
	Options Held (d)(e)
	Total Unexercised (#)			Total Value of Unexercised Options ($)
	13,500			34,604

Robert L. Stetzl Age: 64 Hamilton, Montana, U.S.A. Director since: 2005 (Independent) (b) Areas of Expertise: Growth initiatives Financial acumen Real estate
Mr. Stelzl is a private real estate investor and investment manager. In 2003, he retired from Colony Capital, LLC, a large real estate private equity investor, after 14 years as a principal and member of the Investment Committee. Mr. Stelzl is currently a director and Chairman of Brookfield Homes Corporation and serves as a director of the Van Eck Family of Mutual Funds in New York. Mr. Stelzl was previously president of Bren Investment Properties from 1982-1989 and has held senior management positions with several international real estate companies including Cadillac Fairview Corporation Limited and Cabot, Cabot and Forbes of New England, Inc. He is also Former Chairman of Aman Hotels.

	Board/Committee Membership	Attendance		Total %	Public Board Membership
	Board of Directors	6 of 6	100%	100%	Brookfield Properties Corporation Brookfield Homes Corporation		2005 - Present 2002 - Present
	Audit Committee	4 of 4	100%
	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
	2008	2,250	7,376	9,626	50%	127,159	213,488
	2009	2,250	11,687	11,687	50%	184,108
	Change	-	+4,311	+2,061	—	56,948
	Options Held (d)(e)
	Total Unexercised (#)			Total Value of Unexercised Options ($)
	—			—

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Diana L. Taylor Age: 54 New York, New York, U.S.A. Director since: 2007 (Independent) (b) Areas of Expertise: Growth initiatives Government and public policy Governance Real estate
Ms. Taylor is a managing director of Wolfensohn & Co. She previously served as the Superintendent of Banks for the State of New York; Deputy Secretary to the Governor of New York; Chief Financial Officer for the Long Island Power Authority; and an investment banker with Smith Barney and Lehman Brothers. Ms. Taylor serves as a director of Citigroup Inc. and Sotheby’s. She is also a director of ACCION International, After School Corp., amfAR AIDS Foundation, Columbia Business School, Dartmouth College, Hudson River Park Trust, International Women’s Health Coalition, Mailman School of Public Health, and New York Women’s Foundation. She is also a member of the Council on Foreign Relations and a Member of the Foreign Policy Association.

	Board/Committee Membership	Attendance		Total %	Public Board Membership
	Board of Directors	5 of 6	90%	90%	Brookfield Properties Corporation Citigroup Inc. Sotheby’s		2007 - Present 2009 - Present 2007 - Present
	Governance and Nominating Committee	4 of 4	100%
	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
	2008	—	10,331	10,331	100%	136,473	103,980
	2009	1,000	18,655	19,655	100%	259,643
	Change	+1,000	+8,324	+9,324	—	+123,170
	Options Held (d)(e)
	Total Unexercised (#)			Total Value of Unexercised Options ($)
	—			—

John E. Zuccotti Age: 72 New York, New York, U.S.A. Director since: 1998 (Related) (a) Areas of Expertise: Chief executive Government and public policy Legal acumen Real estate
Mr. Zuccotti has been Co-Chairman of BPO and the Board of Directors since 2002, Chairman of the Board of Directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manges LLP since 1998. Mr. Zuccotti was Chairman of the Real Estate Board of New York from 2004-2006; Deputy Chairman of BPO from 1999-2002; President and Chief Executive Officer, Olympia & York Companies U.S.A. from 1990-1996; Partner, Brown & Wood LLP from 1986-1990 and Tufo & Zuccotti from 1978-1986; First Deputy Mayor of the City of New York from 1975-1977; and Chairman, New York City Planning Commission from 1973-1975. Mr. Zuccotti is also Trustee Emeritus at Columbia University.

	Board/Committee Membership	Attendance		Total %	Public Board Membership
	Board of Directors	6 of 6	100%	100%	Brookfield Properties Corporation			1998 – Present
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Common Shares (#)		DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value ofct Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
	2008	—		—	—	—	—	—
	2009	—		—	—	—	—
	Change	—		—	—	—	—
Options Held (d)(e)
	Total Unexercised (#)				Total Value of Unexercised Options ($)
	441,000				1,069,960

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Note:
(a)
“Related” refers to director nominees who have current or recent interests in or are related to the Corporation or its principal shareholder, BAM. Mr. Cockwell is a director and officer of BAM and Messrs. Arnell, Zuccotti and Clark are not independent because they are members of senior management of BPO.

(b)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101—Disclosure of Corporate Governance Practices.
(c)
For directors who receive payment in U.S. dollars, based on the closing price of a common share on the NYSE on February 18, 2010 of $13.21 or for directors who receive payment in Canadian dollars, based on the closing price of a common share on the TSX on February 18, 2010 of $13.21 (C$13.82 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.95722).

(d)
In February 2004, the Board approved an amendment to our Share Option Plan to make non-management directors ineligible to receive stock option grants. Accordingly, non-management directors are not eligible to receive further options to acquire our common shares. At present, three of our non-management directors hold options granted prior to February 2004, namely Messrs. Cahill, McFarlane and Olson. See pages 27 to 29 of this Circular for information on the directors’ option awards as at December 31, 2009.

(e)	Mr. Cahill resigned from the Audit Committee on April 30, 2009 and was therefore only eligible to attend two meetings in 2009.
(f)	Mr. Fraser was appointed to the Audit Committee on April 30, 2009 and was therefore only eligible to attend two meetings in 2009.

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(4)	APPOINTMENT OF EXTERNAL AUDITOR
On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte & Touche LLP as the external auditor of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor. Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”), are our principal external auditors. Deloitte & Touche and its predecessors have served as external auditors of BPO since 1978.

To be effective, this resolution must be passed by more than 50% of the votes cast by holders of our shares entitled to vote in respect of the appointment of Deloitte & Touche, present in person or represented at the Meeting by proxy, in accordance with the provisions of the Canada Business Corporations Act.

Unless directed otherwise, on any ballot that may be called for the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote such shares in favour of reappointing Deloitte & Touche, as auditors of BPO to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors.

Auditors Fees
From time to time, Deloitte & Touche also provides us with tax and other non-audit services and we maintain a policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services that are not permitted to be provided by our external auditors, including services related to financial information systems design and implementation.

The following table sets forth further information on the fees billed or expected to be billed by Deloitte & Touche to BPO relating to the fiscal years ended December 31, 2009 and 2008:

Service Performed	2009(1)	2008(2)
Audit fees (3)	$3,421,400	$2,454,900
Audit related fees (4)	$5,146,400	$5,090,200
All other fees	—	—
Tax fees	$209,100	$430,300
Total fees	$8,776,900	$7,975,400

Note:
(1)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2009 of C$1.05 for each US$1.00.
(2)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2008 of C$1.22 for each US$1.00.
(3)
Included in this amount is $323,100 and $nil (2008 - $185,000 and $50,000) relating to the audits of BPO Properties Ltd. (which is listed on the TSX) and First Place Tower Brookfield Properties Inc., respectively.

(4)	Included in this amount is $4,148,450 (2008 - $3,090,000) related to the audit of various BPO subsidiaries and $997,900 (2008 - $1,440,000) of non-recurring fees.

Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2009 and 2008 and the audit of internal control over financial reporting as of December 31, 2009 and 2008, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.

Audit-related fees consisted of assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees.” Audit-related fees include employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.

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Tax fees consist of services related to tax compliance, including the preparation of tax returns and refund claims and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.

The Audit Committee of the Board of Directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte & Touche.

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PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Directors who are elected by and are accountable to the shareholders and takes into account the role of management who are appointed by the Board of Directors and who are charged with the ongoing management of BPO. Our Board of Directors encourages sound corporate governance practices designed to promote the well being and ongoing development of BPO, having always as its ultimate objective the long-term interests of BPO and the enhancement of value for shareholders.

We conduct a comprehensive review of our corporate governance practices annually. The Board of Directors has adopted the Code of Business Conduct and Ethics for Directors, Officers and Employees (the “Code”), a disclosure policy and the Insider Trading Policy and has adopted corporate governance guidelines for the Board of Directors and charters for each committee. These charters are in compliance with the NYSE rules on corporate governance (the “NYSE Rules”), the provisions of the Sarbanes-Oxley Act of 2002 and Canadian securities laws.

As set out under “Principal Holders of Voting Shares,” on page 2 of this Circular, BAM owns approximately 51.0% of our common shares and 97.1% of our Class A Redeemable Voting preferred shares. As such, we are a controlled company as defined by the NYSE Rules and have chosen to rely on the “controlled companies exemption” with respect to certain independence requirements under the NYSE Rules. The Human Resources and Compensation Committee (the “HRC Committee”) is currently comprised of a majority of independent directors and has one BAM representative. The Governance and Nominating Committee and the Audit Committee are currently comprised solely of independent directors. In the future, the Governance and Nominating Committee and the Audit Committee will continue to be comprised solely of independent directors and the HRC Committee will continue to be comprised of a majority of independent members and one member related to BAM. The Board of Directors believes this is an appropriate mix of directors and that the involvement of BAM with BPO promotes effective oversight of the business plan and assessment of management’s performance on an ongoing basis.

BOARD OF DIRECTORS

Mandate of the Board
Our Board of Directors oversees the management of BPO’s business and affairs which is conducted by our officers and employees under the direction of the Chief Executive Officer (“CEO”). In doing so, the Board of Directors acts at all times with a view to the best interests of BPO. The Board of Directors endeavors to enhance shareholder value on a sustainable basis and in a manner that recognizes the interests of other stakeholders, including our employees, suppliers, customers and the communities in which we operate. In fulfilling its responsibilities, the Board of Directors adopted the Corporate Governance Guidelines. The Corporate Governance Guidelines, which include a detailed mandate for the Board of Directors, are reviewed on an annual basis and otherwise as appropriate. A copy of our Corporate Governance Guidelines is attached hereto as Appendix A and also includes position descriptions for the Chairman, the CEO and the lead independent director.

In fulfilling its mandate, the Board is, among other matters, responsible for the following:

•	overseeing the Corporation’s overall long-term strategic planning process and reviewing and approving its annual business plan;

•	assessing the principal risks of the Corporation’s business and reviewing, approving and monitoring the systems in place to manage these risks;

•	appointing the CEO, overseeing the election of other members of senior management and reviewing succession planning;

•	assessing management’s performance against approved business plans;

•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements;

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•	promoting the effective operation of the Board; and

•
safeguarding shareholders’ equity interests through the optimum utilization of the Corporation’s capital resources, including issuance of debt and equity securities and setting an appropriate dividend policy.

Meetings of the Board
Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. The Board of Directors may also take action from time to time by unanimous written consent.

The Board of Directors meets at least once in each quarter, with additional meetings held when required. The Board also meets annually to review the Corporation’s annual business plan which includes the Corporation’s long-term strategy. During 2009, the Board of Directors and its committees held 18 meetings in total and approved three resolutions by written consent. These meetings included five regularly scheduled meetings of the Board, one meeting held on short notice to approve a transaction and one meeting to review the Corporation’s long-term strategic plan; four regularly scheduled meetings of the Audit Committee; four regularly scheduled meetings of the Governance and Nominating Committee; and four regularly scheduled meetings of the HRC Committee. Attendance at these meetings is shown below and individual director attendance is shown in the tables on pages 9 to 14 of this Circular.

Board/Committee	Number of Meetings	Attendance
Board of Directors	6	94%
Audit Committee	4	94%
HRC Committee	4	92%
Governance and Nominating Committee	4	94%
Average for all Meetings	18	93%

Meeting frequency and agendas may change from time to time depending on opportunities or risks faced. There are five regular meetings scheduled for 2010. Additional meetings may be called by the Chairman, the CEO or any two directors on proper notice.

The Chairman is primarily responsible for the agenda. Prior to each Board meeting, the Chairman discusses agenda items for the meeting with the CEO, the lead independent director, other members of senior management and other members of the Board of Directors. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or raise subjects that are not on the agenda for that meeting.

In advance of each Board of Directors and committee meeting, members receive the proposed agenda and other materials important to the directors’ understanding of the matters to be considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Director Meetings Without Management
Private sessions of the independent directors without management present were held at all regularly scheduled Board meetings and after all Audit Committee meetings. These meetings were conducted under the direction of the lead independent director, who reported back to the CEO on any matters requiring action by management.

Conflicts of Interest
Each director is required to inform the Board of Directors of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board of Directors or a committee, he or she must not participate in any vote on the matter except where the Board of Directors or the committee has expressly determined that it is appropriate for him or her to do so.

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Size and Composition of the Board
The Board of Directors is currently composed of 12 directors and we are proposing to decrease the number of directors to 10. Ten nominees are standing for election as directors. The Board of Directors considers that its proposed size and composition is appropriate given the diversity of BPO’s operations and the need for a variety of experience and backgrounds. The Board of Directors believes that a combination of independent directors, directors related to BAM and directors drawn from management leads to a constructive exchange in deliberations resulting in objective, well-balanced and informed discussion and decision making.

Each director must have an understanding of BPO’s principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of BPO relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board of Directors membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, such that they are unable to comply with the preceding sentence, are expected to advise, and submit a written resignation letter to, the Chairperson of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, the Board of Directors shall accept such offer of resignation.

Independent Directors
The Board of Directors, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In determining independence, the Board of Directors utilizes the definition of “independent” in the NYSE listing standards and in National Instrument 52-110 — Audit Committees (“NI 52-110”). In making these determinations, the Board of Directors examines each individual director’s circumstances and his or her relationship to BPO and its affiliates. For a director to be independent, the Board must affirmatively determine that such director has no material relationship with BPO and such director did not receive any consulting, advisory, or other compensatory fee from BPO except in his or her capacity as a member of the Board of Directors or a committee thereof.

The Board has a policy that at least a majority of its directors should be independent directors in order to ensure that the Board’s interests are closely aligned with its shareholders. The Board of Directors has determined that a majority of the directors are independent, and has classified the 10 director nominees as follows:

•
Six independent directors: William T. Cahill, Roderick D. Fraser, Paul D. McFarlane, Allan S. Olson, Robert L. Stelzl and Diana L. Taylor. In determining that all of these directors are independent, the Board of Directors considered all relevant facts and circumstances, including that in the normal course of business, BPO provides real estate and/or services to, and receives rental income and/or services from, companies with whom some of these directors are affiliated. The Board of Directors has also appointed Allan S. Olson as the lead independent director, who is also the Chairman of the Governance and Nominating Committee.

•
One BAM director: Jack L. Cockwell. While the Board of Directors considers that Mr. Cockwell’s interests are fully aligned with the interests of minority shareholders, and that he acts independently of management, the applicable rules suggest that he be considered not independent.

•	Three management representatives: Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman, and Richard B. Clark, CEO, are not independent because they are members of senior management of BPO.

One of the Board’s independent directors, Robert L. Stelzel serves on the board of directors and the audit committee of an affiliate of the Corporation, Brookfield Homes Corporation. In addition, the Board’s related director, Mr. Cockwell, serves as a board member of the Corporation’s parent company, BAM, but does not serve on any of its committees.

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Areas of Director Expertise
The Corporation endeavours to ensure that the Board of Directors is comprised of directors with the areas of expertise required to ensure effective governance of the Corporation and provide strategic advice to management. Each year, the Corporation surveys the incumbent directors and any additional directors proposed for nomination to identify their areas of expertise, using the following categories:

•	currently or recently a chief executive officer of a public corporation;
•	understanding of compensation, benefits and pension programs, including expertise in executive compensation programs;
•	financial acumen, including senior executive experience in financial accounting and reporting and corporate finance;
•	expertise in board governance;
•	experience in, or strong working knowledge of, the workings of government and public policy;
•	experience in driving strategic direction and managing or leading growth initiatives;
•	legal acumen; and
•	experience in the ownership, development or management of real estate.

The key areas of expertise of the 10 proposed nominees for election to the Board at the Meeting are set out on pages 9 to 14 of this Circular.

Director Orientation and Education
The Chief Financial Officer and the Secretary, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors regarding the role of the Board of Directors, its committees and its directors. Generally, new directors are provided with materials describing our business and governance policy and procedures and they also meet individually with the CEO and the Chairman of the Board to learn about BPO and its operations. In order to ensure that BPO’s directors maintain the skill and knowledge necessary to meet their obligations as directors, the Board of Directors and the committees receive reports from management on different areas of the Corporation’s business and strategic initiatives, as well as presentations from third parties from time to time regarding changes in securities laws and regulations and changes in corporate governance practices. In addition, as part of the Board of Directors’ regular quarterly meetings and on regular update calls, management provides an update of the business conditions in our primary markets. Directors are encouraged to suggest topics for discussion or special presentations at regular Board meetings and the annual strategy sessions. Director dinners are held prior to or immediately following most regularly scheduled Board meetings with senior management present, providing an opportunity for informal discussion and management presentations on selected topics of interest.

Board Renewal
The Corporation does not have a mandatory age for the retirement of directors, as the Governance and Nominating Committee determined that such limits may deprive BPO and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into BPO, its strategy and business operations. Instead, the Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to an approved director criteria and skill requirements matrix and recommends changes as appropriate. The following table sets out the tenure of our Board of Directors:

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Service on Other Boards and Audit Committees
The Board does not believe that its members should be prohibited from serving on the Boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chairman in advance of accepting an invitation to serve on the board of directors of another public company and, as a general rule, directors are not allowed to join a board of directors of another public company on which two or more other directors of the Corporation serve. Members of the Audit Committee may not serve on the audit committees of more than three other public companies without the prior approval of the Board.

Board of Directors Access to Outside Advisors
The Board of Directors may at any time retain outside financial, legal or other advisors at the expense of BPO and has the authority to determine the advisors’ fees and other retention terms. Each committee of the Board of Directors may retain outside advisors, at the expense of BPO, without the Board’s approval, at any time. Any director may, subject to the approval of the Chairman, retain an outside advisor at the expense of BPO.

COMMITTEES OF THE BOARD
We believe that committees of the Board of Directors assist in its effective functioning and that the appropriate composition of Board committees should enable the views of independent directors to be effectively represented.

Our Board of Directors has three standing committees: the Audit Committee, the HRC Committee and the Governance and Nominating Committee. The responsibilities of these three committees are set out in written charters, which are reviewed and approved annually by the Board of Directors. The charters of these committees can be found on the Corporation’s website at www.brookfieldproperties.com and a description of the responsibilities of the committee chairs can be found in the Corporate Governance Guidelines which are attached hereto as Exhibit A. Special committees may also be formed from time to time as required to review particular matters or transactions.

The Governance and Nominating Committee and the Audit Committee are comprised solely of independent directors and the HRC Committee is comprised of a majority of independent members and one member related to BAM. The members of each committee are selected by the Board of Directors on the recommendation of the Governance and Nominating Committee.

While the Board of Directors retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities. The following is a brief description of the charters of each committee, its composition and the meetings held during the past year.

Audit Committee
As at March 8, 2010, the Audit Committee is comprised of four directors all of whom are independent: Paul D. McFarlane (Chairman), Roderick D. Fraser, Allan S. Olson and Robert L. Stelzl. In addition to being independent directors as described under the section “Independent Directors” above, all members of the Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act, in that their directors’ fees are the only compensation they, or their firms, receive from BPO and that they are not affiliated with BPO. Each member of the Audit Committee is Financially Literate and Mr. McFarlane is considered to be an Audit Committee Financial Expert, as these terms are defined under the applicable regulations.

The Audit Committee is responsible for monitoring BPO’s systems and procedures for financial reporting, risk management and internal controls, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s internal and external auditors. The Audit Committee is also responsible for reviewing BPO’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial condition and results of operations prior to their approval by the full Board of Directors. In addition, the Audit Committee is responsible for recommending to the Board the firm of chartered accountants to be nominated for appointment as the external auditor and for approving the assignment of any non-audit work to be performed by the external auditors. The Audit Committee meets regularly in separate private sessions with the Corporation’s external and internal auditors, without management present, to discuss and review specific issues as appropriate.

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The Audit Committee met four times in 2009. There are four Audit Committee meetings scheduled for 2010. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by BPO. The charter for the Audit Committee is reviewed annually by the Audit Committee and the Governance and Nominating Committee and is approved by the Board of Directors. A copy of the Audit Committee charter is included in our Annual Information Form, and additional information required under NI 52-110 is included in the section of our Annual Information Form entitled “Audit Committee Information” which is posted on our website, www.brookfieldproperties.com, and is also filed on SEDAR at www.sedar.com. A copy of the Annual Information Form can also be obtained from the Secretary of the Corporation as set out on page 43 of this Circular under “Availability of Disclosure Documents”.

Human Resources and Compensation Committee
As at March 8, 2010, the HRC Committee is comprised of three directors: J. Bruce Flatt (Chairman), Paul D. McFarlane and Linda D. Rabbitt. As Mr. Flatt and Ms. Rabbitt are not standing for re-election to the Board of Directors at the Meeting, the Board will appoint two directors, at least one of whom will be independent, to serve on the HRC Committee with Mr. McFarlane following the Meeting.

Taking into account the alignment of interests between BAM and the minority shareholders of BPO, the independence of the BAM representative from BPO’s management and the majority of the members of the HRC Committee being independent directors, the Board of Directors believes that the HRC Committee is positioned to fulfill its responsibilities objectively and in the interests of all shareholders.

The HRC Committee is responsible for reviewing and reporting to the Board of Directors on human resources planning, including: succession planning and proposed senior management appointments; the job descriptions and annual objectives of its senior executives; the salaries, performance awards and other remuneration for senior management; BPO’s incentive-based compensation and equity-based compensation plans; and its compensation and benefit plans in general. The committee also maintains the Board approved succession plan for the CEO, reviews the position description of the CEO, establishes objectives against which to review and assess the CEO’s performance and annually assesses the performance of the CEO against these pre-determined objectives.

The HRC Committee met four times in 2009. There are three HRC Committee meetings scheduled for 2010. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by BPO. The charter for the HRC Committee is reviewed annually by the HRC Committee and the Governance and Nominating Committee and approved by the Board of Directors.

Governance and Nominating Committee
The Governance and Nominating Committee is comprised of four directors, all of whom are independent: Allan S. Olson (Chairman), William T. Cahill, Roderick D. Fraser and Diana L. Taylor.

The Governance and Nominating Committee is responsible for reviewing the performance of the Board of Directors as a whole on an annual basis, including specifically reviewing areas in which the Board of Directors’ effectiveness may be enhanced. It is also responsible for identifying and reviewing the credentials of proposed nominees for election or appointment to the Board of Directors and for recommending candidates for Board membership. Before recommending a new candidate, the committee assesses candidates in relation to a matrix of criteria established by the Board of Directors to ensure he or she has the appropriate mix of talents, quality and skills necessary to promote sound governance and an effective Board of Directors. Character and behavioral qualities, including creditability, integrity and communications skills are also considered. The Chairman of the Governance and Nominating Committee and/or lead independent director and/or the Chairman of the Board meets with the candidate to discuss his or her interest and ability to devote sufficient time and resources to the position. Prior to nomination, potential director must disclose possible conflicts of interest with BPO, and background checks, as appropriate, are completed. The Governance and Nominating Committee is responsible for reviewing and reporting to the Board of Directors on: director compensation; the charters of each existing committee; the position description for the Chairman; BPO’s corporate policies (including the Code and charitable contributions policy); and any recommended amendments to such documents. The committee also oversees the orientation of new directors, reviews all significant proposed related party transactions and situations involving a potential conflict of interest, approves any waivers to the Code sought by directors or members of senior management and to the extent feasible, strives to ensure the CEO and the other executive officers of BPO are acting with integrity and developing a culture of integrity throughout BPO.

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The Governance and Nominating Committee met four times in 2009. There are three Governance and Nominating Committee meetings scheduled for 2010. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by BPO. The charter for the Governance and Nominating Committee is reviewed annually by the Governance and Nominating Committee and approved by the Board of Directors.

BOARD, COMMITTEE AND DIRECTOR EVALUATION
The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, its committees and individual directors. The Governance and Nominating Committee, in consultation with the Chairman of the Board of Directors, ensures that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board, to ensure they are fulfilling their respective responsibilities and duties as set out in our Corporate Governance Guidelines and in the respective committee charters. Each year, a detailed survey is sent to directors regarding the effectiveness of the Board and its committees, inviting comments and suggestions on areas for improvement. The survey asks for quantitative ratings with respect to matters such as: the Board and committee structure and processes, the Corporation’s strategic direction, the Board’s operational oversight and the Board’s relationship with management. The results of this survey are prepared by the Secretary of the Corporation (without identifying individual directors) and reviewed by the Governance and Nominating Committee, which makes recommendations to the Board as required. The Governance and Nominating Committee reviewed the 2009 survey results at its meeting held on February 3, 2010 and concluded that both the Board and management are satisfied with the overall effectiveness of the Board. The Board of Directors has decided not to evaluate its fellow Board members’ contributions and effectiveness because it believes that doing so will detract from the cooperative and productive character of the Board.

BOARD AND MANAGEMENT RESPONSIBILITIES

Board Positions
The positions of Chairman of the Board and CEO are separate. Messrs. Arnell and Zuccotti serve as Co-Chairmen of the Board of Directors and Richard B. Clark serves as the CEO of BPO. As the Chairmen of the Board are related directors, the Board of Directors has appointed Allan S. Olson as the lead independent director, who is also the Chairman of the Governance and Nominating Committee. The Board has adopted written position descriptions for the Chairman, lead independent director and CEO. These position descriptions are reviewed annually by the Board and can be found in the Corporate Governance Guidelines which is attached hereto as Exhibit A.

The Chairman of the Board is principally responsible for overseeing the operations and affairs of the Board. The Chairman of the Board is responsible for the following functions: preparing the agenda for each Board meeting in consultation with other members of the Board and the CEO; ensuring directors receive the information required to perform their duties; ensuring an appropriate committee structure and assisting the Governance and Nominating Committee in making recommendations for committee appointments; together with the Governance and Nominating Committee, ensuring that an appropriate system is in place to evaluate the performance of the Board as a whole, its committees and its individual directors; and working with the CEO and senior management of the Corporation to monitor progress on strategic planning, policy implementation and succession planning.

The lead independent director presides over all private sessions of the independent directors of the Board and is responsible for ensuring that matters raised during these meetings are reviewed with the full Board and senior management and acted upon in a timely fashion. The lead independent director consults with the Chairman on the agenda for each Board meeting and, in consultation with the Chairman, ensures that an appropriate system is in place to evaluate the performance of the Board as a whole, its committees and its individual directors. The lead independent director also acts as a liaison among the independent directors, the Chairman of the Board and the other directors.

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The CEO provides leadership to the Corporation and, subject to approved policies and direction by the Board, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition, the CEO is responsible for the following functions: presenting to the Board for approval an annual strategic plan for the Corporation; presenting to the Board for approval the capital and operating plans to implement approved strategies on an ongoing basis; acting as the primary spokesman for the Corporation; presenting to the Board for approval an annual assessment of senior management and succession plans; recommending the appointment or termination of any senior executive of the Corporation; and together with the Chief Financial Officer, ensuring that controls and procedures are in place to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosures.

Management’s Relationship to the Board
The primary responsibility of management is to safeguard BPO’s assets and to create wealth for shareholders. When performance is found to be inadequate, the Board of Directors has the responsibility to bring about appropriate change. BPO’s corporate governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight through its Board of Directors and its committees.

Senior management, primarily through the CEO, reports to and is accountable to the Board of Directors. The CEO, Richard B. Clark, is also a member of the Board. At its meetings, the Board regularly engages in a private session with the CEO without other members of management present. The Board also meets independently of all management and related directors at the conclusion of every regularly scheduled Board meeting, under the leadership of the lead independent director. Four such private sessions were held in 2009.

Management Accountability
Business plans are developed to ensure the compatibility of shareholder, Board of Directors and management views on our strategic direction, performance targets and utilization of shareholders’ equity. A session of the Board of Directors is held each year to review the strategic initiatives and the business plan submitted by senior management. The Board of Directors’ approval of the annual business plan provides a mandate for senior management to conduct the affairs of BPO knowing it has the necessary support from the Board of Directors. Material deviations from the plan are reported to and considered by the Board of Directors.

Board and Committee Information
The information provided by management to directors is considered to be critical to their effectiveness. In addition to the reports presented to the Board of Directors and committees their regular and special meetings, the directors are kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing BPO’s business plan and the attainment of its objectives. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board of Directors. Directors also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of BPO.

COMMUNICATION AND DISCLOSURE POLICIES
BPO has adopted a Disclosure and Insider Trading Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that BPO’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure and Insider Trading Policy is reviewed annually by the Board of Directors and is available on our website at www.brookfieldproperties.com.

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We endeavor to keep our shareholders informed of our progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. We also maintain a website that provides summary information about BPO and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with BPO’s shareholders at the annual meeting and are available to respond to questions at that time. Shareholders who wish to contact the Chairman, lead independent director or other Board members can do so directly or through the Secretary of the Corporation.

We also have an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss our financial results. We also endeavor to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with our designated spokespersons.

CODE OF BUSINESS CONDUCT AND ETHICS
The Board of Directors encourages senior officers to create a culture of integrity throughout the organization. The Board expects all directors, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to the Code which formally sets out standards for behaviour and practice. The Code is given to each new director, officer and employee upon commencement of employment and it is distributed to all employees annually and each year all employees are required to acknowledge compliance with the Code. The Board of Directors monitors compliance with the Code in part through its whistle blowing procedures described therein which mandate that all directors, officers and employees report breaches of the Code and may do so anonymously if they prefer. Any waiver of the Code for officers and directors may only be made by the Board of Directors or the Governance and Nominating Committee and will be disclosed by BPO to the extent required by law, regulation or stock exchange requirement. No waivers have been sought or granted since the adoption of the Code in April 2004. The Code is reviewed annually by the Board of Directors and the Governance and Nominating Committee and is posted on BPO’s website at www.brookfieldproperties.com.

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PART FOUR - REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

DIRECTOR COMPENSATION
The Board of Directors’ compensation is designed to attract and retain highly talented and experienced directors. This requires that directors be fairly and competitively compensated. The Board of Directors, through its Governance and Nominating Committee, annually reviews the compensation paid to our independent directors, taking into account the complexity of our operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in scheduled and special Board meetings, expected participation on the Board’s standing committees and the compensation paid to directors of comparable companies.

Directors of BPO who are not officers of BPO or its affiliates (“outside directors”) are currently entitled to receive an annual fee of $75,000 (or the equivalent in Canadian funds, as adjusted for exchange rate fluctuations on an quarterly basis) (the “Annual Fee”). The Board of Directors’ lead independent director and the Chairman of the Audit Committee, are also entitled to receive a supplemental annual retainer of $7,500 (or the equivalent in Canadian funds, as adjusted for exchange rate fluctuations on an quarterly basis) (the “Annual Retainer”). BAM receives $75,000 annually as director cash compensation for each of Messrs. Cockwell and Flatt, both of whom are non-independent directors not employed by BPO. There are no other regular fees paid to Board members, including fees for attendance at Board and committee meetings or for membership on standing committees of the Board.

DIRECTOR SHARE/DSU OWNERSHIP REQUIREMENTS
We established the Deferred Stock Unit (“DSU”) Plan for Non-Employee Directors to enhance BPO’s ability to attract and retain high quality individuals to serve as members of BPO’s Board and to promote a greater alignment of interests between outside directors and BPO’s shareholders.

A DSU is a unit, equivalent in value to a BPO common share, credited by means of a bookkeeping entry in the books of the company, to an account in the name of the outside director. At the end of the director’s tenure as a member of BPO’s Board, the director is paid, in cash, the market value of the common shares represented by the DSUs or, at the option of the director, that number of common shares purchased by a trustee, acting on our behalf, that is equal to the market value of the common shares represented by the DSUs.

The Board of Directors believes that directors can better represent BPO’s shareholders if they are shareholders themselves. Accordingly, at least half of the Annual Fee payable to an outside director will be paid in DSUs of BPO until the number of DSUs accumulated and common shares owned by the director have an aggregate investment cost equal to five times the then current Annual Fee. This is equivalent to $375,000 (or the equivalent in Canadian funds, as adjusted for exchange rate fluctuations on a quarterly basis), based on the current Annual Fee. Thereafter the director may elect to take all of the Annual Fee in cash or DSUs or some combination thereof. The lead independent director and the Chairman of the Audit Committee may elect to receive all or part of their Annual Retainers in cash or DSUs.

As of March 1, 2010, one of the seven outside directors owned common shares and DSUs having a market value in excess of the above ownership requirement. Four of the seven outside directors were recently elected to the Board and have begun to acquire common shares or DSUs in accordance with the guidelines. Two long-standing directors whose holdings of common shares and DSUs formerly exceeded the ownership requirement are now below it due to the decrease in the price of the Corporation’s common shares in 2009.

In February 2004, the Board of Directors approved an amendment to our Share Option Plan to make non-management directors ineligible to receive stock option grants. Accordingly, non-management directors are not eligible to receive further options to acquire our common shares. At present, three of our non-management directors hold options granted prior to February 2004, namely Messrs. Cahill, McFarlane and Olson.

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DIRECTOR COMPENSATION TABLES

Annual Director Compensation
In 2009, the outside directors, received annual director compensation having a total value of $793,721. This was comprised of cash compensation of $190,901 and DSUs valued at $602,820, as described in further detail below.  Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. In 2009, seven directors of BPO received a total of $71,198 in directors’ reimbursed expenses.

The following table provides details of the compensation received by directors (other than Mr. Clark whose compensation is set out on pages 35 to 36 of this Circular) during the year ended December 31, 2009.

Name	Fees Earned in Cash ($)	Share-based Awards (DSUs) ($)(1)	Option- based Awards ($)(2)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)		Total Compensation ($)
Gordon E. Arnell(3)	–	–	114,000	–	–	479,722	(4)	593,722
William T. Cahill	37,500	61,946	–	–	–	–		99,446
Jack L. Cockwell	–	–	–	–	–	–		–
J. Bruce Flatt	–	–	–	–	–	–		–
Roderick D. Fraser(3)	–	102,068	–	–	–	–		102,068
Paul D. McFarlane(3)(5)	41,250	67,270	–	–	–	–		108,250
Allan S. Olson(3)(5)	46,526	69,736	–	–	–	–		116,262
Linda D. Rabbitt	28,125	62,944	–	–	–	–		91,069
Robert L. Stelzl	37,500	56,949	–	–	–	–		94,449
Diana Taylor	–	109,954	–	–	–	–		109,954
John E. Zuccotti(6)	500,000	–	90,000	700,000	–	–		1,290,000

Note:
(1)
For directors who receive payment in U.S. dollars, based on the closing price of a common share on the NYSE on February 18, 2010 of $13.21 or for directors who receive payment in Canadian dollars, based on the closing price of a common share on the TSX on February 18, 2010 of $13.21 (C$13.82 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.95722).

(2)
These amounts represent the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one year holding provisions of the Share Option Plan.

(3)	Compensation was awarded, earned, paid, or payable in Canadian dollars and is presented based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.95722.
(4)	Mr. Arnell received fees for his services as Chairman of the Board of Directors and for his consultancy services.
(5)	The compensation shown above for Messrs. Olson and McFarlane includes their Annual Retainers as lead independent director and Chairman of the Audit Committee, respectively, during 2009.
(6)	Includes compensation received by Mr. Zuccotti in connection with his role as Co-Chairman of BPO.

Incentive Plan Awards Vested or Earned During 2009
The following table indicates for each of the directors (other than Mr. Clark whose compensation is set out on pages 35 to 36 of this Circular) the incentive plan awards vested or earned during 2009.

	Value Vested During 2009		Value Earned During 2009
Name	Option-based Awards(1) ($)	Share-based Awards (DSUs)(1) ($)	Non-equity Incentive Plan Compensation ($)
Gordon E. Arnell(2)	79,425	–	38,750
William T. Cahill	–	61,946	–
Jack L. Cockwell	–	–	–
J. Bruce Flatt	–	–	–
Roderick D. Fraser(2)	–	102,068	–
Paul D. McFarlane(2)	–	67,270	–
Allan S. Olson(2)	–	69,736	–
Linda D. Rabbitt	–	62,944	–
Robert L. Stelzl	–	56,949	–

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	Value Vested During 2009		Value Earned During 2009
Name	Option-based Awards(1) ($)	Share-based Awards (DSUs)(1) ($)	Non-equity Incentive Plan Compensation ($)
Diana Taylor	–	109,954	–
John E. Zuccotti	63,540	–	–

Note:
(1)
For directors who receive payment in U.S. dollars, based on the closing price of a common share on the NYSE on February 18, 2010 of $13.21 or for directors who receive payment in Canadian dollars, based on the closing price of a common share on the TSX on February 18, 2010 of $13.21 (C$13.82 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.95722).

(2)	Compensation was awarded, earned, paid, or payable in Canadian dollars and was converted to U.S. dollars based on the Bloomberg mid-market exchange rate on February 18, 2010 of C$1.00 = US$0.95722.

Outstanding Share-Based Awards and Option-Based Awards
The following table indicates for each of the directors (other than Mr. Clark whose compensation is set out on pages 35 to 36 of this Circular) the share-based awards and option awards outstanding as at December 31, 2009.

	Option-based Awards					Share-based Awards (DSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-money Options(2) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-based Awards that Have Not Vested ($)
Gordon E. Arnell(1)	40,500	$	C5.56	12/31/2010	320,046
	56,250		6.89	12/31/2010	355,563
	33,750		7.43	12/31/2011	195,188
	45,000		8.17	12/31/2012	226,850
	56,250		13.08	12/31/2013	7,563
	56,250		16.27	12/31/2014	–
	45,000		20.17	12/31/2015	–
	33,750		31.21	12/31/2016	–
	56,500		19.11	12/31/2017	–
	56,250		6.15	12/31/2018	397,125
	57,000		12.98	12/31/2019	13,110	–	–
William T. Cahill	6,750		7.43	12/31/2011	39,038	–	–
Jack L. Cockwell	–		–	–	–	–	–
J. Bruce Flatt	123,750	$	C10.41	12/31/2010	404,066	–	–
Roderick D. Fraser(1)	–		–	–	–	–	–
Paul D. McFarlane(1)	6,750	$	C11.88	12/31/2011	12,535	–	–
Allan S. Olson(1)	6,750	$	C10.41	12/31/2010	22,033	–	–
	6,750	$	C11.88	12/31/2011	12,535
Linda D. Rabbitt	–		–	–	–	–	–
Robert L. Stelzl	–		–	–	–	–	–
Diana Taylor	–		–	–	–	–	–
John E. Zuccotti	63,000		6.89	12/31/2010	398,230	–	–
	27,000		7.43	12/31/2011	156,150	–	–
	36,000		8.17	12/31/2012	181,480	–	–
	45,000		13.08	12/31/2013	6,050	–	–
	45,000		16.26	12/31/2014	–	–	–
	45,000		20.17	12/31/2015	–	–	–
	45,000		31.21	12/31/2016	–	–	–
	45,000		19.11	12/31/2017	–	–	–
	45,000		6.15	12/31/2018	317,700	–	–
	45,000		12.98	12/31/2019	10,350	–	–
	63,000		6.89	12/31/2010	398,230	–	–
	27,000		7.43	12/31/2011	156,150	–	–

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Note:
(1)
Compensation was awarded, earned, paid, or payable in Canadian dollars and was converted to U.S. dollars based on the Bloomberg mid-market exchange rate on February 18, 2010 of C$1.00 = US$0.95722 (other than option exercise price, which is presented in the currency in which it was awarded).

(2)
The “in-the-money” value is the amount by which the market value of our common shares under option exceeded the exercise price of such options. The market value used for the options was, for directors who receive payment in U.S. dollars, based on the closing price of a common share on the NYSE on February 18, 2010 of $13.21 or for directors who receive payment in Canadian dollars, based on the closing price of a common share on the TSX on, February 18, 2010 of $13.21 (C$13.82 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.95722).

Equity Ownership of Directors
The following table sets out the total number of common shares and DSUs held by directors serving on the Board as of March 8, 2010, along with the market value of those holdings as at February 18, 2010 expressed in U.S. dollars. See pages 9 to 14 of this Circular for information on the individual equity ownership of the director nominees.

Holdings as at February 18, 2010	Common Shares (#)	DSUs (#)	Common Shares & DSUs (#)	Equity at Risk(1) ($)
Total	852,448	646,640	1,496,838	19,866,717
Note:
(1)
For directors who receive payment in U.S. dollars, based on the closing price of a common share on the NYSE on February 18, 2010 of $13.21 or for directors who receive payment in Canadian dollars, based on the closing price of a common share on the TSX on February 18, 2010 of $13.21 (C$13.82 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.95722).

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PART FIVE - REPORT ON EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS
The following discussion is intended to supplement the more detailed information concerning executive compensation that appears in the tables that follow. Our goal is to provide a better understanding of our compensation practices and the decisions made concerning the compensation payable for 2009 to our named executive officers. For 2009, our named executive officers were (a) Richard B. Clark, our CEO; (b) Bryan K. Davis, our Senior Vice President and Chief Financial Officer; and (c) Steven J. Douglas (President), Thomas F. Farley (President and Chief Executive Officer, Canadian Commercial Operations) and Dennis H. Friedrich (President and Chief Executive Officer, U.S. Commercial Operations), who are the three other most highly compensated executive officers.

COMPOSITION AND MANDATE OF THE HRC COMMITTEE
As Mr. Flatt and Ms. Rabbitt are not standing for re-election to the Board of Directors at the Meeting, the Board will appoint two directors, at least one of whom will be independent, to serve on the HRC Committee with Mr. McFarlane following the Meeting. Taking into account the alignment of interests between BAM and the minority shareholders of BPO, the independence of the BAM representative from BPO’s management and the majority of the members of the HRC Committee being independent directors, the Board of Directors believes that the HRC Committee is positioned to fulfill its responsibilities objectively and in the interests of all shareholders.

The HRC Committee meets as required, and at least annually, to monitor and review management compensation policies, management succession planning and the overall composition and quality of the Corporation’s management resources. The HRC Committee met four times during 2010. None of the recommendations of the HRC Committee has been rejected or modified during 2009.

The HRC Committee has a specific written mandate to review and approve executive compensation. This includes an annual evaluation of the performance of senior executives, including the named executive officers. The HRC Committee makes recommendations to the Board of Directors with respect to the compensation of the named executive officers and the Board gives final approval on compensation matters.

COMPENSATION PHILOSOPHY AND OBJECTIVES
The Corporation has adopted an approach to compensation that is intended to encourage management to make decisions and take actions that will create long-term sustainable cash flow growth and will result in improvement in long-term shareholder value as reflected in the growth in value of the Corporation’s common shares. This is achieved in large measure by aligning management’s interests with those of shareholders by basing a significant portion of their rewards and personal wealth creation on ownership of common shares or equivalents thereof.

Accordingly, the Corporation’s compensation arrangements are intended to:

•
attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business strategy and who are able and willing to create value over the longer term;

•	foster an environment of teamwork and co-operation that supports long-term decision making;

•	reward consistent performance over the longer term; and

•	be transparent to the employees and shareholders of the Corporation.

In order to achieve these objectives, we seek to provide an industry competitive total compensation package comprised of base salary, short-term incentives and long-term incentives. We believe this mix encourages high performance, promotes accountability and ensures that the interests of our executive officers are aligned with the interests of our shareholders by providing a significant amount of variable compensation which is linked to individual performance and increases in shareholder value. Our executive compensation is based on the relative role and responsibility of the executive officers as compared to other executive officers within BPO, as well as on the executive officer’s individual performance. This applies equally to all executive officers, including the CEO. Our compensation arrangements are focused on rewarding performance, taking into account length of service, level of responsibility and experience of the individual.

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COMPENSATION ELEMENTS
The key components of executive officers’ compensation are:

•	Base salary – intended to provide a competitive and stable annual salary for each executive officer at a level consistent with such officer’s individual contributions;

•	Short-term incentives – intended to link each executive officer’s compensation to our performance and to such officer’s individual performance; and

•	Long-term incentives – intended to encourage actions to maximize long-term shareholder value.

Total annual compensation awarded to senior executives, including the named executive officers, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with the Corporation’s focus of long-term value creation. Furthermore, a significant amount of annual compensation for these executives is represented by awards pursuant to the Corporation’s Share Option Plan which vest over time.

Base Salary
The annual base salary for each of our named executive officers was initially determined at the time of hire based on a number of customary factors, including a survey of competitors, and is memorialized in an offer letter provided to the executive officer. Our compensation consultant, CEL & Associates, Inc./CEL Compensation Advisors, LLC (“CEL”), has historically assisted in determining appropriate levels of salary and bonus payable to our executive officers in the United States, and was retained again to do so in 2009.  The fees paid to CEL in 2009 were $18,394 (2008 - $14,012.50). We do not engage a compensation consultant in Canada. CEL provides management with relevant market data concerning the marketplace and our peer group through its annual National Real Estate Industry Compensation Survey, review of public company proxy statements, and proprietary CEL database resources from public and private companies in all sectors of the real estate industry. In that respect, CEL looks at remuneration practices and remuneration levels of publicly traded companies that, similarly to BPO, are involved in the commercial real estate industry, and those of other public companies of comparable size in terms of revenue, assets, and market capitalization. Fourteen companies are considered the most comparative and represent the strongest peer group for BPO, including: Vornado Realty Trust; Pro Logis; Boston Properties, Inc.; Kimco Realty Corporation; Forest City Enterprises, Inc.; SL Green Realty Corporation; Developers Diversified Realty Corporation; AMB Property Corporation; Duke Realty Corporation; Douglas Emmett, Inc.; Alexandria Real Estate Equities, Inc.; Mack-Cali Realty Corporation; Brandywine Realty Trust; and Corporate Office Properties Trust.

However, this data only provides a reference point for determining an executive officer’s base salary. Base salaries for all the Corporation’s executive officers are reviewed annually to ensure that they reflect the relative contribution of each executive within the team. We believe base salaries for executive officers should be lower than average for the industry allowing total compensation opportunity to be weighted toward performance-based awards in order to better align these executive officers’ interests with those of shareholders.

Short-Term Incentives
Short-term incentives, represented by cash bonus awards, are intended to motivate and reward participants for achieving annual business objectives and for making decisions and taking actions consistent with the Corporation’s long-term focus and are not intended to be the most significant component of an executive’s compensation. The annual target bonus for each of our named executive officers are set out each year as a percentage of the executive’s base salary but are ultimately discretionary based on both the performance of BPO and the individual executive officer. Our performance is measured by the achievement of financial and other operational objectives, taking into consideration the performance of competitors in the real estate industry and macro-economic factors, as well as the efforts and achievements of the executive team. The performance of the individual executive officer is based on a subjective, non-formulaic evaluation of the degree to which that executive officer has met specific predetermined objectives.

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Long-Term Incentives
Long-term incentives are intended to reward management based on increases in the value of our common shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve BPO’s financial success, measured in terms of enhanced shareholder wealth over the longer term. The allocation of long-term incentives to executive officers is based on criteria similar to those for short-term incentives.

Our long-term incentive plans consist of two elements which are described below in more detail:

•	a Share Option Plan under which BPO grants options to certain employees and officers to purchase common shares at a fixed price; and

•	a Deferred Share Unit Plan under which certain senior executive officers may, at their option, receive all or a portion of their annual bonus awards in the form of DSUs.

Share Option Plan
Our Share Option Plan provides for the issuance of up to 39,000,000 common shares under the plan, representing 7.8% of the total number of outstanding common shares as at March 8, 2010. As at February 18, 2010, 18,666,764 common shares are issuable upon exercise of outstanding options, representing 3.7% of the total number of outstanding common shares; 10,335,645 common shares have been issued under the plan, representing 2.1% of the total number of outstanding common shares; and 9,997,592 common shares remain available for issuance under the plan, representing 2.0% of the total number of outstanding common shares.  The maximum number of common shares reserved for issuance to any one person under the Share Option Plan is 5% of the outstanding common shares (on a non-diluted basis) less the aggregate number of common shares reserved for issuance under any other security based compensation arrangement of the corporation. The number of common shares issuable to insiders, at any time, under the plan and all security based compensation arrangements of BPO cannot exceed 10% of the issued and outstanding common shares. The number of common shares issued to insiders, within any one year period, under the plan and all security based compensation arrangements of BPO cannot exceed 10% of the issued and outstanding common shares. The exercise price of options under the Share Option Plan is determined by the Board of Directors and may not be less than the amount required by applicable regulatory authorities from time to time. The Board of Directors may determine vesting terms for options and the practice has been for options to vest as to 20% at the end of each year on a cumulative basis and are exercisable over a 10-year period.

The options are not assignable. All options immediately cease to be exercisable if the holder ceases to be an eligible person under the plan for any reason other than termination other than with cause, death, retirement or disability. If the holder’s employment is terminated other than with cause, the holder has 60 days after the participant’s termination date to exercise vested options. If the holder retires or becomes disabled, options continue to vest and be exercisable. If the holder dies, the holder’s representatives have six months to exercise vested options. Options are not transferable, except by testate or intestate succession. On a change of control, the Board has the discretion to accelerate the vesting of options and make such changes to the terms of the options as it considers fair and appropriate in the circumstances, including, but not limited to, providing that options which are not exercised in connection with the change of control expire. Our options have not been repriced in the last three years.

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Shareholder approval is required for certain amendments to our Share Option Plan, namely: (i) amendments to the maximum number of common shares issuable under the Share Option Plan; (ii) amendments reducing the exercise price or purchase price of an option, except in connection with a stock dividend or split, recapitalization, merger, consolidation or other corporate change or a shareholder rights or similar plan, where such reduction does not include the cancellation or termination of an option prior to its expiry date for the purpose of reissuing options to the same participant with a lower exercise price; (iii) amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of an option expiring during a blackout period; (iv) amendments extending eligibility to participate in the plan to non-employee directors; (v) amendments to permit options to be transferred other than by testate or intestate session; (vi) amendments to permit the addition or modification of a cashless exercise feature, payable in cash or common shares, unless it provides for a full deduction of the number of underlying common shares from the Share Option Plan reserve; and (vii) amendments to permit awards, other than options, to be made under the Share Option Plan.

In 2008, we asked shareholders to approve an increase to the specified maximum number of shares that may be offered under the plan to 39,000,000 common shares in order to accommodate future option grants. This amendment was approved by the shareholders.

On October 27, 2008, our Board of Directors adopted a written stock option grant policy to reflect and codify our current practices with respect to stock options and improve the administration of our stock option grants.

Deferred Share Unit Plan
In order to promote a greater alignment of interests between senior officers of the company and shareholders, BPO also has a Deferred Share Unit Plan which allows officers to elect to receive their annual bonus awards in DSUs instead of cash based on a rate set at the discretion of the Board of Directors on the award date. The portion of the annual bonus award elected to be received in DSUs by the senior officer may, at the discretion of the Board of Directors, be increased by a factor of up to two times for purposes of calculating the number of DSUs to be allocated. A senior officer who holds DSUs will receive additional DSUs as dividends are paid on the common shares of BPO, on the same basis as if the dividends were re-invested. The DSUs vest over a five-year period and participants are only allowed to redeem them during the year following cessation of employment through retirement, resignation, termination or death, for cash or an actuarially equivalent pension annuity. The cash value of the DSUs, when redeemed, will be equivalent to the market value of an equivalent number of common shares of BPO.

Other Compensation
As outlined above, base salary, annual management incentive plan awards and participation in the Corporation’s Share Option Plan and Deferred Share Unit Plan are the primary elements of total compensation for executive officers. Our senior officers participate in company-sponsored benefit programs available broadly to generally all of our salaried employees, including health and dental plans, group term life insurance and short- and long-term disability insurance. In the U.S., our salaried employees are also eligible to participate in our 401(k) plan, which “matches” the first 2.5% of the employee’s pre-tax contributions two dollars for each dollar that the employee contributes up to a specified maximum. In Canada, we have several programs in place that provide for contributions to an employee’s Registered Retirement Savings Plan (RRSP).

Termination and Change of Control Provisions
As a general practice, the Corporation does not provide contractual termination or post-termination payments or change of control arrangements to employees. Specifically, the Corporation has not entered into contractual termination, post-termination or change of control arrangements with its named executive officers. As described above, no incremental entitlements under our long-term incentive plans are triggered by termination, resignation, retirement or a change in control.

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INCENTIVE AND EQUITY-BASED COMPENSATION EMPLOYMENT POLICIES AND GUIDELINES
The Corporation has established a number of policies and guidelines in order to reinforce the importance of equity owner-ship over the longer term. Details of these policies and guidelines follow.

Option Exercise Hold Periods
In order to minimize any appearance of certain senior executive officers opportunistically exercising options for short-term gains, our Board of Directors adopted a policy providing that the named executive officers shall hold, for at least one year after the exercise of options, common shares, held directly or indirectly, options and/or DSUs (in each case, whether vested or unvested) of BPO having a value equal to the net after-tax cash realized from the exercise such options, starting with options granted in 2003.

Hedging of Economic Risks for Personal Equity Ownership
Executives may not purchase or sell BPO’s securities with the intention of reselling or buying back in a relatively short period of time in the expectation of a rise or fall in the market price of the securities (as distinguished from purchasing or selling securities as part of a long term investment program) and may not, at any time, sell BPO’s securities short or buy or sell call or put options or other derivatives in respect of such securities. In addition, directors and officers BPO may not pledge of BPO’s securities or purchase any such securities on a margin without prior approval of the Corporation’s trading officer and if such pledge or margin purchase exceeds $500,000, such transaction must be approved in advance by the CEO and reported to the Governance and Nominating Committee at their next quarterly meeting.

ANNUAL COMPENSATION PROCESS
Our performance management process, which is tied to our annual compensation process, determines the merit increases to base salary and bonus percentages to be allocated to each employee, including the named executive officers. Under this process, merit increases and bonus awards are awarded based on:

•
Company performance – this amount is not predetermined and can vary based on annual company data such as the achievement of financial and other operational objectives; the performance of competitors in the real estate industry; macroeconomic factors; and the efforts and achievements of the executive team.

•
Individual performance objectives – this amount is determined by a subjective, non-formulaic evaluation of the employee and reflects how well the employee completed specified business objectives for the year. These objectives are both quantitative and qualitative and for our executive officers include the following, among others: economic performance of their division; managing non-income producing recurring capital expenditures to the annual budget; controlling general and administrative expenses; executing our acquisition, disposition and development programs according to plan; formulating and managing both general and specific leasing strategies; optimizing secured and unsecured borrowing; and strengthening operational, budgeting and management processes.

The number of options granted each year is typically based upon a multiple of the officer’s base salary for that year and the value of such options is based upon the Black-Scholes value of the option on the date of grant. Previous option grants are not taken into account when considering new grants.

Annually the CEO presents the HRC Committee with a report on compensation which details the compensation for senior management, including the named executive officers (other than with respect to the CEO’s compensation). The report includes a summary of the previous year’s compensation, including the allocation of such compensation among base salary, short-term incentives and long-term incentives, based on the criteria above, as well as a proposal for the current year’s base salary. The HRC Committee considers the recommendations of the CEO, including where applicable the performance of the named executive officers, and determines the appropriate recommendations to be presented to the Board of Directors for approval.

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Following the HRC Committee’s consideration of the CEO’s recommendations, the HRC Committee evaluates, in the absence of the CEO, the individual performance of the CEO against the pre-agreed objectives set by the HRC Committee and prepares a recommendation to the Board of Directors regarding the CEO’s total compensation package, including base salary, short-term incentives and long-term incentives.

The Board of Directors then meets to consider and, if deemed appropriate, approve the recommendations of the HRC Committee regarding executive compensation, including the compensation for the named executive officers and the CEO.

On February 4, 2010, the HRC Committee reviewed the Report on 2009 Compensation presented by Mr. Clark and determined that the resulting compensation was reasonable and reported its conclusions with respect to the forgoing to the Board of Directors. The HRC Committee reported that the compensation arrangements for the named executive officers are consistent with the objectives of the Corporation’s compensation program as outlined under Compensation Philosophy and Objectives on pages 30 to 31 of this Circular and support the creation of shareholder value over the longer term as well as the attraction and retention of executives who make decisions with a long-term view. The Board of Directors then approved these recommendations, along with the CEO’s compensation package proposed by the HRC Committee based on the achievements of the CEO as detailed below under “CEO Compensation”.  For further detail on the actual compensation paid to the named executive officers in 2008 and 2009, see the table under the heading “Summary Compensation of Named Executive Officers.”

CEO COMPENSATION
Richard B. Clark, the Chief Executive Officer of BPO, has been charged by the Board of Directors to develop and implement a business strategy focused on building shareholder value by investing in commercial property assets and pro-actively managing these assets to maximize cash flow and return on capital throughout economic cycles.

Annually, Mr. Clark presents to the Board of Directors a business plan that incorporates both short and long-term growth objectives. This business plan includes specific operational targets and more directional objectives related to implementation of the long-term business strategy. These objectives are meant to be stretch targets and provide the Board of Directors with examples of various transactions and initiatives that management believe will create shareholder value over the longer term.

Mr. Clark’s personal performance is reviewed each year in relation to the achievement of the objectives set out at the beginning of the year related to the implementation of the long-term business strategy and other accomplishments.

Mr. Clark’s overall compensation as an officer of BPO is linked largely to the Corporation’s performance in the context of the overall economic environment, relative to industry peers and as reflected by the growth in BPO’s earnings and operating cashflow and the translation of these attributes over time into a higher intrinsic value of the business and, in the longer term, a higher price for our common shares.

As a result of the downturn in the global economic climate in 2009, which, while not altering the long-term strategy of the Corporation, nonetheless required Mr. Clark and the senior management team to implement a number of changes to the Corporation’s short-term objectives. The HRC Committee reviewed the accomplishments of Mr. Clark in the context of these events, and determined that many of the operational targets had been met, notwithstanding the difficult operating environment, and that the additional measures adopted by management and the effort and initiative demonstrated in that regard were appropriate in the circumstances and represented strong performance by Mr. Clark. The HRC Committee noted that the impact of the global capital markets and access to credit, were mitigated by a number of the strategies adopted by the Corporation, including its emphasis on the ownership of high quality assets, maintaining relationships with strong counterparties and financing much of its operations with long-term financings which have no recourse to the Corporation.

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The HRC Committee determined that BPO had met the majority of its operational targets in 2009 and that Mr. Clark had advanced the business strategy in a manner consistent with creation of value for shareholders over the longer term. Achievements of the CEO in 2009 included:

•
Achieved Funds From Operations (“FFO”) of $648 million versus guidance of $570 million and $626 million in 2008 and FFO per share of $1.47 which exceeded guidance of $1.45 per share despite a $0.16 per share dilution in earnings per share as a result of the Corporation’s common share issuance in August 2009:

o	Achieved net operating income from commercial property operations of $1,322 million compared with $1,308 million in the prior year;

o	Achieved net operating income from residential development operations of $114 million or 70% higher than plan; and

o	Reduced general and administrative costs by $7 million or 6% compared with the same period in the prior year.

•	Increased the Corporation’s liquidity position from $579 million at the beginning of the year to in excess of $2 billion:

o	Completed the issuance of 109 million common shares in August 2009 at $9.50 a share raising proceeds of $1 billion;

o	Completed the issuance of two series of perpetual preferred shares raising C$560 million of proceeds at an average rate of 6.5%;

o	Completed the refinancing of 10 properties raising gross proceeds of $723 million and net proceeds of $83 million;

o
Completed the renewal of our corporate revolving credit facility, five months in advance of its June 30, 2009 maturity, with an initial close of $388 million. Subsequent closings have increased the facility to $438 million;

o	Refinanced the Corporation’s corporate term loan raising gross proceeds of $100 million;

o	Renewed the Corporation’s $324 million of credit facilities that support its residential development operations; and

o
Completed the monetization of a 90% interest in 1625 Eye Street in Washington, DC and the outright sale of One Bethesda Center in Bethesda, MD for gross proceeds of $274 million, net proceeds of $103 million and a $50 million gain.

•
Leased 4.6 million square feet of space (2.2 million square feet of 2009 expiries; 2.4 million square feet of early renewals) versus 2.0 million square feet of expiries in the Corporation’s managed portfolio:

o
Reduced 2010-2012 rollover exposure by 330 basis points as a result of some key early lease renewals resulting in the lowest lease exposure profile of the Corporation’s peer group averaging only 6.2% per year for the next three years;

o	Maintained a high end of year occupancy of 95%, only a 130 basis point reduction from the end of the prior year despite an inactive tenant market; and

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o	Increased the Corporation’s in-place rents to $23.47 compared to $22.68 at the end of the prior year as a result of in-year leasing at rents on average 24% in excess of expiring rents.

•
Completed and opened the final two active development projects, Bay Adelaide Centre in Toronto and Bankers Court in Calgary, on time and on budget and increased our pre-leasing on all our active developments to 73% from 65% at the beginning of the year.

•	Achieved a number of milestones in an effort to be an industry leader in environmental sustainability:

o	Achieved LEED Platinum certification at 1225 Connecticut Avenue;

o	Received LEED Gold Existing Building certification at Republic Plaza in Denver; and

o	Achieved BOMA BEST certification at all our Canadian office assets and Energy Star-certification in 65% of our U.S. properties.

•	Shareholder’s benefited from a 57% increase in share price to $12.12 and while others were decreasing or modifying their dividend we maintained our dividend resulting in a dividend yield of 4.6%.

For details on the actual compensation paid to Mr. Clark in 2008 and 2009, see the table under the heading “Compensation of Named Executive Officers”.

PERFORMANCE GRAPHS

Common Shares (TSX)
The following shows the cumulative total shareholder return for the Corporation’s common shares (assuming re-investment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index.

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December 31,	2004	2005	2006	2007	2008	2009
Brookfield Properties Corporation (C$)	100	117.52	160.33	102.95	51.96	76.33
S&P/TSX Composite Index (C$)	100	124.13	145.55	159.86	107.10	144.65

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Common Shares (NYSE)
The following shows the cumulative total shareholder return for the Corporation’s common shares (assuming re-investment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the NYSE Composite Total Return Index.

December 31,	2004	2005	2006	2007	2008	2009
Brookfield Properties Corporation ($)	100	120.60	164.82	123.86	51.86	86.80
NYSE Composite Total Return Index ($)	100	109.36	131.74	143.42	87.12	111.76

Trend
The trend shown by the above performance graphs is a consistent increase in the cumulative shareholder return from 2005 to 2006, followed by a decrease in 2007 to 2008 and an increase starting in 2009. The compensation awarded to Mr. Clark and the other named executive officers, except for base salary, is dependent on the performance of the Corporation’s common shares. Consistent with the Corporation’s compensation philosophy, the value of the compensation awarded to the named executive officers on an annual basis does not vary significantly from year to year. From time to time special awards are granted to recognize consistent and exceptional performance. These awards are typically made in the form of options to purchase common shares rather than cash. The trend in BPO’s compensation to the named executive officers has generally followed the trend in the performance graphs, with the exception of 2007 and 2008. In 2007, we increased the total salary and short-term incentive compensation of several of the named executive officers in that year. These increases reflected the additional responsibilities resulting from significant increases in revenues and assets of BPO due to the acquisition of the Trizec portfolio in 2007. In 2008, BPO’s total shareholder return decreased and we maintained the compensation for the named executive officers. The number of stock options granted to the named executive officers as part of their long-term compensation has generally remained consistent, as they are based on a multiple of the named executive officer’s salary. The value of these grants is based upon the Black-Scholes value of the option on the date of grant, which takes into account the market price of our common shares at the time of grant, and is therefore in line with the trend in the above performance graphs.

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We are also of the view that the market price of our common shares during the last two financial years have been predominately affected by external factors over which BPO’s has no control and does not reflect the performance of the company, given the overall improvement in revenues and earnings during that period and more importantly, given the fact that BPO has continued to meet its financial targets.

OPTION AWARDS

The CEO is responsible for submitting annual option grant recommendations (other than with respect to grants to the CEO) to the HRC Committee. The HRC Committee considers these recommendations and determines the appropriate recommendations regarding annual option awards to be presented to the Board of Directors for approval. The Board of Directors considers the HRC Committee’s recommendations regarding annual awards and, if advisable, approves these recommendations at fixed meeting dates which are specified in advance and these awards are effective as of the date of approval. Occasionally, options may be granted during the year for certain new hires, promotions and for other circumstances. In such circumstances, the grants are made in accordance with BPO’s stock option grant policy, which mandates the approvals required for the grant.

COMPENSATION OF NAMED EXECUTIVE OFFICERS
The following table sets out the compensation paid to the CEO, Chief Financial Officer and other named executive officers.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards(1) ($)	Non-equity Incentive Plan Compensation ($)		Pension Value $	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Richard B. Clark(2)(3)(6) Chief Executive Officer	2009 2008	600,000 600,000	– –	1,008,000 210,000	900,000 750,000	– –	– –	– –	2,700,000 1,560,000
Steven J. Douglas President(3)(4)	2009	454,680	–	482,439	406,819	–	–	–	1,435,831
Bryan K. Davis Senior Vice President and Chief Financial Officer	2009 2008	350,000 325,000	– –	168,000 127,195	325,000 162,500	– –	– –	– –	875,000 614,695
Thomas F. Farley(3)(5) President and CEO, Cdn Commercial Operations	2009 2008	430,749 317,239	– –	582,947 86,268	670,054 475,858	– –	– –	– –	1,770,857 879,365
Dennis H. Friedrich President and CEO, US Commercial Operations	2009 2008	500,000 450,000	– –	588,000 151,098	675,000 675,000	– –	– –	– –	1,875,000 1,276,098

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Note:

(1)
These amounts represent the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one year holding provisions of the Share Option Plan.

(2)
In February 2009, Mr. Clark was granted 375,000 stock options pursuant to BAM’s stock option plan in connection with his role as Senior Managing Partner and Chief Executive Officer of BAM’s global real estate group. The options are exercisable at a price of $14.10. Such amounts were paid by BAM at no cost to BPO.

(3)
In February 2010, Messrs. Clark, Douglas and Farley were granted 300,000, 150,000 and 25,000 stock options, respectively, pursuant to BAM’s stock option plan in connection with their roles as executive officers of BAM’s global real estate group. The options are exercisable at a price of $23.18. Such amounts were paid by BAM at no cost to BPO).

(4)	Steven J. Douglas was appointed as President of BPO on January 12, 2009.
(5)	Compensation was awarded, earned, paid or payable in Canadian dollars and is presented based on the Bloomberg mid-market exchange rate on February 18, 2009 of C$1.00 = US$0.95722.
(6)	Mr. Clark did not receive any additional compensation for acting as a director.

Outstanding Share-based Awards and Option-based Awards
The following table indicates for each of the named executive officers all option and share awards outstanding as at December 31, 2009.

Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- based Awards that Not Have Vested ($)
Richard B. Clark	393,250	7.43	12/31/2011	2,274,296	–	–
	168,750	8.17	12/31/2012	850,688	–	–
	618,750	13.08	12/31/2013	83,188	–	–
	123,750	16.26	12/31/2014	–	–	–
	150,000	20.17	12/31/2015	–	–	–
	750,000	31.21	12/31/2016	–	–	–
	750,000	19.11	12/31/2017	–	–	–
	1,000,000	6.15	12/31/2018	7,060,000	–	–
	600,000	12.98	12/31/2019	138,000	–	–
Steve Douglas	13,500	C$10.41	12/31/2010	44,080	–	–
	61,250	C$11.88	12/31/2011	58,630	–	–
	42,023	C$12.42	12/31/2012	56,226	–	–
	500,000	C$7.85	12/31/2018	2,857,302	–	–
	300,000	C$13.71	12/31/2019	31,588	–	–
Bryan K. Davis	45,000	19.11	12/31/2017	–	–	–
	605,691	6.15	12/31/2018	4,276,178	–	–
	100,000	12.98	12/31/2019	23,000	–	–
Dennis H. Friedrich	101,250	8.17	12/31/2012	510,413	–	–
	104,784	13.08	12/31/2013	14,088	–	–
	90,000	16.26	12/31/2014	–	–	–
	90,000	20.17	12/31/2015	–	–	–
	150,000	31.21	12/31/2016	–	–	–
	250,000	19.11	12/31/2017	–	–	–
	719,512	6.15	12/31/2018	5,079,755	–	–
	350,000	12.98	12/31/2019	80,500	–	–
Thomas F. Farley(2)	41,741	C$11.88	12/31/2011	77,691	–	–
	43,772	C$12.42	12/31/2012	58,567	–	–
	180,000	C$17.47	12/31/2014	–	–	–
	180,000	C$20.16	12/31/2014	–	–	–
	45,000	C$23.23	12/31/2015	–	–	–
	75,000	C$19.21	12/31/2017	–	–	–
	402,866	C$7.85	12/31/2018	2,302,219	–	–
	350,000	C$13.71	12/31/2019	38,500	–	–

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Note:

(1)
The “in-the-money” value is the amount by which the market value of our common shares under option exceeded the exercise price of such options. The market value used for the options was, for directors who receive payment in U.S. dollars, based on the closing price of a common share on the NYSE on February 18, 2010 of $13.21 or, for directors who receive payment in Canadian dollars, based on the closing price of a common share on the TSX on February 18, 2010 of $13.21 (C$13.82 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.95722).

(2)
Compensation was awarded, earned, paid, or payable in Canadian dollars and was converted to U.S. dollars based on the Bloomberg mid-market exchange rate on February 18, 2010 of C$1.00 = US$0.95722 (other than option exercise price, which is presented in the currency in which it was awarded).

Value Vested or Earned During the Year

The following table indicates for each of the named executive officers the value of all option-based and share-based awards that vested during 2009.

	Option-based Awards – Value Vested During the Year ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Richard B. Clark	1,412,000	–	–
Steven J. Douglas	571,458	–	–
Bryan K. Davis	855,236	–	–
Thomas F. Farley	460,444	–	–
Dennis H. Friedrich	1,015,091	–	–

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities which may be issued in connection with outstanding options, warrants and rights)
Equity compensation plans approved by shareholders	18,574,306	10.721	28,664,355

Equity compensation plans not approved by shareholders	–	–	–

Total	18,574,306	10.721	28,664,355

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PART SIX – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES
In response to changing U.S. guidelines on executive loans, in 2002 the Board of Directors discontinued granting any further executive loans under securities purchase programs. At March 1, 2009, the aggregate indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to BPO or its subsidiaries of all officers, directors, proposed directors and employees and former officers, directors and employees of BPO and its subsidiaries made in connection with the purchase of common shares of associated companies of BPO (“Designated Shares”) was C$698,726. No additional loans have been extended subsequent to July 30, 2002 to directors, executives or senior officers of BPO.

The following is a summary of the aggregate indebtedness:

Purpose	To BPO or its Subsidiaries	To Another Entity
Share Purchases	C$698,726	0
Other	–	–

At March 1, 2010, Richard B. Clark, the CEO of BPO, had an outstanding loan from BPO of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2009 was C$698,726. The Designated Shares are held as security for the loan.

Name and Principal Position	Involvement of BPO or Subsidiary	Largest Amount Outstanding During 2009 (C$)	Amount Outstanding as at March 1, 2010 (C$)	Financially Assisted Securities Purchased During 2009 (#)	Security for Indebtedness	Amount Forgiven During 2009 (C$)
Securities Purchase Programs
Richard B. Clark, CEO	BPO	698,726	698,726	–	Designated Shares	–

At December 31, 2009, there were no outstanding loans to officers, directors or employees or former officers, directors or employees of BPO or its subsidiaries, other than in connection with purchases of Designated Shares (other than “routine indebtedness” under applicable Canadian securities laws). No loans were made to officers, directors or employees for any purpose in 2009.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
BPO maintains directors and officers insurance under policies arranged by BAM with a combined annual limit of C$50,000,000 subject to a corporate deductible of C$250,000 per loss (C$500,000 for certain of our U.S. subsidiaries). The limit is not exclusive to each corporation insured under the policies. Under this insurance coverage, BPO is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by BPO. The insurance coverage for directors and officers has certain exclusions, including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage. The cost of such insurance is borne by BPO and is currently C$422,865 annually.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
As of December 31, 2009, no director, senior officer or associate of a director or senior officer nor, to the knowledge of our directors or senior officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of BPO carrying more than 10% of the voting rights attached to any class of voting securities of BPO outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of BPO or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of BPO or its affiliates.

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Our parent company, BAM, and its affiliates may, from time to time, hold certain indebtedness of BPO and its subsidiaries by way of transactions executed through market intermediaries and under prevailing market terms and conditions at the time of such transactions. At December 31, 2009, we had approximately $15 million (December 31, 2008 - $15 million) of indebtedness outstanding to BAM and its affiliates. The outstanding balance on our $300 million facility with BAM at December 31, 2009 was $nil (December 31, 2008 – $nil). Interest expense related to this indebtedness, totaled $1 million for the year ended December 31, 2009 compared to $nil for the year ended December 31, 2008. We also have a balance on deposit with BAM of $648 million as of December 31, 2009, which is due on demand and earns interest at a rate of LIBOR plus 42.5 basis points (December 31, 2008 – $nil). Interest income related to this loan totaled $2 million for the year ended December 31, 2009 (2008 – $nil). Included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of $2 million for the year ended December 31, 2009 (2008 - $2 million). These amounts have been recorded at the exchange amount. In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course of business and at market rates or at cost. The expense for the year ended December 31, 2009 was $1 million.

SHAREHOLDER PROPOSALS
The Canada Business Corporations Act permits eligible shareholders to submit shareholder proposals to BPO, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. We did not receive any shareholder proposals for the upcoming Meeting. The final date by which we must receive shareholder proposals for the annual meeting of shareholders to be held in 2011 is December 18, 2010.

AVAILABILITY OF DISCLOSURE DOCUMENTS
We will provide any person or corporation, upon request to the Secretary of BPO, with a copy of:

(1)	our most recent annual information form, together with a copy of any document or the pertinent pages of any document incorporated therein by reference;
(2)	our comparative financial statements for the fiscal year ended December 31, 2009, together with the report of the auditors thereon;
(3)	our most recent annual report, which includes management’s discussion and analysis of financial conditions and results of operations (“MD&A”);
(4)	our interim financial statements for the periods subsequent to the end of BPO’s fiscal year and the MD&A thereon; and
(5)	our management proxy circular dated March 8, 2010, in connection with the Meeting.

Financial information for the fiscal year ended December 31, 2009 is provided in our comparative financial statements and MD&A, which are included in the our most recent annual report.

Requests for the above-mentioned disclosure documents can be made to the Secretary of the Corporation by mail at Suite 300, 181 Bay Street, Brookfield Place, Box 762, Toronto, Ontario M5J 2T3 or by e-mail at contact-form@brookfieldproperties.com. Copies of these documents and additional information relating to BPO are also available on BPO’s SEDAR profile at www.sedar.com.

OTHER BUSINESS
The Corporation knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting.

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DIRECTORS’ APPROVAL
The contents and sending of this Circular have been approved by the directors of the Corporation.

BRETT M. FOX
General Counsel and Secretary
Toronto, Canada
March 8, 2010

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APPENDIX A – SPECIAL RESOLUTION TO DECREASE THE NUMBER OF DIRECTORS

BE IT RESOLVED AS A SPECIAL RESOLUTION:

1.	THAT the Articles of Brookfield Properties Corporation (the “Corporation”) be amended to decrease the number of directors from 12 to 10;

2.
AND THAT any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver Articles of Amendment, in duplicate, to the Director under the Canada Business Corporations Act, in order to give effect to this special resolution and to execute and deliver all such other documents and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination.

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APPENDIX B – CORPORATE GOVERNANCE GUIDELINES

1.	INTRODUCTION

Corporate governance relates to the activities of the board of directors who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the board of directors and who are charged with the ongoing management of the corporation.

The Board is of the view that the corporate governance policies and practices of Brookfield Properties Corporation (“Brookfield” or the “Corporation”), outlined below (the "Guidelines") are comprehensive and consistent with requirements of the New York Stock Exchange, the Toronto Stock Exchange and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002 and applicable Canadian securities laws and the practices of Canadian public companies in similar circumstances to the Corporation.

The board of directors (the "Board") of the Corporation will revise these Guidelines from time to time based on its assessment of the Corporation’s needs and legal and regulatory developments and changes in practices. The Corporation's Governance and Nominating Committee will review these Guidelines annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.

2.	ROLE AND FUNCTIONS OF THE BOARD

The role of the Board is to oversee the business and affairs of the Corporation which are conducted by its officers and employees under the direction of the Chief Executive Officer. In doing so, the Board acts at all times with a view to the best interests of Brookfield. The Board endeavors to ensure that shareholder value is enhanced on a sustainable basis and in a manner that recognizes the interests of other stakeholders in the Corporation including its employees, suppliers, customers and the communities in which it operates.

In fulfilling its responsibilities, the Board, both directly and through its various committees, shall:

Strategic planning
(a)	oversee the strategic planning process including, on an annual basis, reviewing and approving the business plan for the Corporation and monitoring performance of the Corporation under the plan;
(b)	oversee the financial and business strategies and objectives included within the business plan;

Appoint and monitor senior management
(a)	develop a position description for the Chief Executive Officer including the corporate objectives that the Chief Executive Officer is responsible for meeting;
(b)	oversee the selection, evaluation and compensation of the Chief Executive Officer:
(c)	oversee the selection, evaluation and compensation of other senior management;
(d)	monitor succession planning of the Chief Executive Officer and other members of senior management;
(e)	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other members of senior management;

Risk assessment and management
(a)	assess the major risks facing the Corporation and its businesses and review, approve, monitor and oversee the implementation of appropriate systems to manage those risks;

Public disclosure and financial reporting
(a)
oversee the Corporation’s public disclosure and financial reporting, review and monitor the Corporation’s management information systems and disclosure controls and procedures, its internal controls and procedures for financial reporting and compliance with the Corporation's code of business conduct and ethics (the "Code of Business Conduct and Ethics") to ensure that the Corporation maintains its integrity and accountability;

Corporate governance
(a)	ensure an appropriate system of corporate governance is in place so the Board and management can operate effectively, in the best interests of the Corporation;
(b)	confirm that processes are in place for the Corporation and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters;
(c)	oversee the creation of a culture of integrity throughout the organization;

Approval of certain matters
(a)	approve all material transactions for the Corporation; and
(b)
approve those matters which may not be delegated by the Board under applicable corporate law including, among others, the issuance of securities of the Corporation (except in the manner and on terms authorized by the Board), the declaration of dividends, the repurchase or redemption of shares of the Corporation and the adoption, repeal or amendment of the by-laws of the Corporation, or any other matter which the Board reserved to itself the right to approve notwithstanding the delegation to senior management of the authority to manage the business of the Corporation.

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3.	QUALIFICATIONS OF DIRECTORS

Directors are expected to have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation and its shareholders. They are also expected to possess skills and competencies in areas that are relevant to the Corporation’s activities and that enhance the ability of the Board to effectively oversee the business and affairs of the Corporation.

Each director must have an understanding of the Corporation's principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the Corporation relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise, and submit a written resignation letter to, the Chairperson of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, the Board shall accept such offer of resignation.

4.	COMPOSITION OF BOARD

Size of Board and selection process
The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and based on this recommendation the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal in compliance with the requirements prescribed by the Canada Business Corporations Act (“CBCA”) or at the annual meeting.

The Board also recommends the number of directors on the Board for approval to the shareholders, again based on the recommendation of the Governance and Nominating Committee. Presently, the Board believes that not less than twelve directors is an appropriate size for the Board and its committees to operate effectively. Between annual meetings, the Board may appoint directors to serve until the next annual meeting, subject to the relevant provisions of the CBCA.

Independence of directors and representation of shareholders interests
Brookfield Asset Management Inc. (“BAM”) owns a majority of the Corporation’s voting shares. As such, the Corporation is a controlled company as defined by the New York Stock Exchange rules on corporate governance (the “NYSE Rules”) and has chosen to rely on the NYSE Rules "controlled companies exemption" with respect to certain independence requirements. Seven of the Corporation’s 12 directors are independent of management and of BAM. The Chairperson of the Board is not an Independent Director. BAM will have two representatives on the Board and the remaining three will be members of management. The Board considers that its current size and composition is appropriate given the diversity of the Corporation’s operations and the need for a variety of experience and backgrounds. The Board believes that a combination of Independent Directors, directors related to BAM and directors drawn from management leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision making.

The Board, with the assistance of the Governance and Nominating Committee, determines whether each director is an “Independent Director”. In making these determinations, the Board examines each individual director’s circumstances and his or her relationship to the Corporation and its affiliates and evaluates if he or she meets the definition of an Independent Director.

“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, its parent or a subsidiary corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition, a director will be deemed to have a material relationship if he or she has one of the following relationships with the Corporation (which in each case below must be read as including a parent company or subsidiary of the Corporation):

a)
the director is or was within the last three years an employee or executive officer (or has an immediate family member who is or   was within the last 3 years an executive officer) of the Corporation. A director is not disqualified from being independent if he or she previously acted as an interim chief executive officer of the Corporation, or currently acts or previously acted as a part-time chair or vice-chair of the Board or any Board committee;

b)
the director (a) is a partner of or is employed by the Corporation’s internal or external auditor; (b) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit within that time; or (c) has a spouse, minor child or a child who lives in the director’s home and who (i) is a partner of the Corporation’s internal or external auditor; (ii) is an employee of the auditing firm and works in the audit, assurance or tax compliance (but not tax planning) practice; or (iii) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit during that time. For this purpose, a “partner” does not include a partner whose interest in the auditing firm is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service, if the compensation is not contingent in any way on continued service;

c)
the director is or was within the last three years (or has an immediate family member who is or was within the last three years) an executive officer of another entity if any of the Corporation’s current executive officers serve or served at the same time on the compensation committee of that entity;

d)
the director has (or an immediate family member who is employed as an executive officer of the Corporation has) received more than Cdn.$75,000 in direct compensation from the Corporation in any 12-month period within the last three years, other than (a) fees for acting as a director or committee member, including as the Chairperson of the Board or a Board committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation, if receipt is not contingent in any way on continued service; or

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e)
the director is an employee of (or has an immediate family member who is an executive officer of), another company that has, in the last three fiscal years made payments to, or received payments from, the Corporation in excess of the greater of   US$1 million and 2% of the other company’s consolidated gross revenues.

For the purposes of the definition above, the term “executive officer” means the chair, vice-chair, president, vice-presidents in charge of principal business units, divisions or functions, and any other individual (whether employed by the Corporation or not) who performs a policy-making function in respect of the Corporation, and the term “immediate family member” means the director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than a domestic employee) who lives in the director's home.

Members of the Audit Committee are subject to two additional requirements to be considered independent for audit committee purposes:

a)
the director cannot after appointment to the Audit Committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than (a) fees for acting as a director, committee member, or part-time chair or vice-chair of the Board or any Board Committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation (provided such compensation is not contingent in any way on continued service). A fee is considered to have been indirectly received by the director if it is received by (a) the director’s spouse, a minor child or a child who lives in the director’s home; or (b) an entity in which the director is a partner, a member or an officer (such as a managing director or executive officer) if that entity provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any of its subsidiaries, unless the director is a limited partner or a non-managing member of the entity and plays no active role in providing services to the entity; and

b)	the director cannot be an affiliated entity of the Corporation or any of its subsidiaries.

For the purposes of the Audit Committee requirements above, the term “affiliated entity” means an individual or company that controls, is controlled by or is under common control with the Corporation. In addition, an individual is himself or herself an affiliated entity of the Corporation if the individual holds any of the following positions with an affiliated entity: a director who is an employee, an executive officer, a general partner or a managing member, and the term “control” means having the direct or indirect power to control the Corporation, whether through ownership of voting securities or otherwise. An individual who owns, directly or indirectly, 10% or less of any class of voting securities of the Corporation will be deemed not to control the Corporation if the individual is not an executive officer of the Corporation.

Each member of the Audit Committee shall be financially literate.

The term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

The Board will review the independence of all directors on an annual basis and will publish its determinations in the management proxy circular for the Corporation’s annual meeting of shareholders and in accordance with other applicable laws. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence.

Chairperson(s)
The Board will in each year elect from among its members a Chairperson who is not the Chief Executive Officer. The Chairperson of the Board is principally responsible for overseeing the operation and affairs of the Board. The Board has established a position description for the Chairperson which is attached as an appendix to these Guidelines. The Board may also appoint a Co-Chairperson or Vice-Chairperson where it believes this would enhance the operations of the Board. In this case, the Co-Chairperson or Vice-Chairperson will share the responsibilities of the Chairperson.

Election of directors
Every shareholder of the Corporation entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes in favour of one candidate or distribute them among the candidates in such manner as he or she sees fit. Where he or she has voted for more than one candidate without specifying the distribution of his or her votes among such candidates, he or she shall be deemed to have divided his or her votes equally among the candidates for whom he or she voted.

Term
All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year. The Board does not believe it is advisable to establish term limits or mandatory retirement ages for its members as such limits may deprive the Corporation and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into the Corporation, its strategy and business operations.

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Board succession
The Governance and Nominating Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders. In considering new nominees to the Board, the Committee shall consider the following criteria:
a)	the competencies and skills necessary for the Board, as a whole, to possess;
b)	the competencies and skills that each existing director possesses; and
c)	the competencies and skills each new nominee will bring to the boardroom.

5.           MEETINGS

The Board has meetings at least once in each quarter, with additional meetings held when required. Additional meetings may be called by the Chairperson, the Chief Executive Officer or any two directors on proper notice.

The Chairperson is primarily responsible for the agenda. Prior to each Board meeting, the Chairperson discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the Board. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

The Human Resources and Compensation Committee, the Governance and Nominating Committee and the Audit Committee generally have meetings quarterly, with additional meetings held when required. Meeting frequency and agendas for the standing committees may change from time to time, however, depending on opportunities or risks faced by the Corporation. Any member of a committee may call a committee meeting, request that an item be included on the committee’s agenda or raise subjects that are not on the agenda for that meeting. Audit Committee meetings can also be called by the

Chairperson of the Board, the Chief Executive Officer, the Chief Financial Officer or the Corporation’s auditor.

Notice of the place, day and time of each Board or committee meeting must be served on each director at least 48 hours prior to the meeting. Directors or committee members may waive notice of any meeting and attendance at a meeting is deemed to be waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

Procedures for Board meetings
Procedures for Board meetings are determined by the Chairperson unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

Procedures for committee meetings are determined by the committee chairperson unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

A quorum for any Board or committee meeting is not less than a majority of directors, unless the directors fix the quorum otherwise.

The Chairperson may vote as a director at any meeting, but does not have a second or casting vote in the case of an equality of votes.

The Secretary of the Corporation keeps minutes of the meeting of the Board and each of its committees and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

Independent Directors’ meetings
The Independent Directors have at least four meetings a year with only Independent Directors present. Each year, the directors will appoint an Independent Director to act as lead Independent Director to chair these meetings and to report to the Board on these meetings as is appropriate (the "Lead Independent Director"). The Board has developed a position description for the Lead Independent Director which is attached as an appendix to these Guidelines.

6.	DIRECTORS RESPONSIBILITIES

Director orientation and continuing education
The Chief Financial Officer and the Secretary of the Corporation, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors. Generally, new directors are provided with materials describing the Corporation’s business and governance policy and procedures and they also meet individually with the Chief Executive Officer and the Chairperson to learn about the Corporation and its operations.

Attendance and participation
Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a meeting in person may participate by telephone or teleconference. The Board may also take action from time to time by unanimous written consent.
In advance of each Board and committee meeting, members will receive the proposed agenda and other materials important to the directors' understanding of the matters considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

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Service on other boards and audit committees
The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chairperson in advance of accepting an invitation to serve on the board of another public company and, as a general rule, directors are not allowed to join a board of another public company on which two or more other directors of the Corporation serve.

Members of the Audit Committee may not serve on the audit committees of more than three other public companies without the prior approval of the Board.

Access to independent advisors
The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation and have the authority to determine the advisors’ fees and other retention terms. Any director may, subject to the approval of the Chairperson, retain an outside advisor at the expense of the Corporation.

7.	COMMITTEES OF THE BOARD

General
Brookfield believes that Board committees assist in the effective functioning of the Board.

The Human Resource and Compensation Committee is comprised of a majority of Independent Directors and has one BAM representative. The Audit Committee and Governance and Nominating Committee are comprised solely of Independent Directors.

The Board has three standing committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance as described below.

The following is a brief description of the mandate of each standing committee:

Audit Committee
The Audit Committee is responsible for monitoring the Corporation's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation's auditors. The committee is also responsible for reviewing the Corporation's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis and review of related operations prior to their approval by the full Board.

Human Resources and Compensation Committee
The Human Resources and Compensation Committee is responsible for reviewing and reporting to the Board on human resource planning, including senior management appointments, succession planning and the levels and form of executive compensation in general, and the specific compensation of senior executives. The committee also reviews the positions descriptions and annual objectives of the Corporation's Chief Executive Officer and his or her performance in relation to these objectives, and reports to the Board.

Governance and Nominating Committee
It is the responsibility of the Governance and Nominating Committee, in consultation with the Chairperson, to assess periodically the size and composition of the Board and its committees, to implement procedures for director appointment and removal, to assess effectiveness of the performance of the Board and its directors, to review the Corporation's Code of Business Conduct and Ethics and its Guidelines, to monitor its relations with management, and to review and recommend directors' compensation.

Committee Chairpersons
The Audit and Governance and Nominating Committees are each chaired by an Independent Director. The Human Resources and Compensation Committee is chaired by a director related to BAM. Each committee chairperson is selected by the Board on the recommendation of the Governance and Nominating Committee and is responsible for determining the agenda and the frequency and conduct of committee meetings.

Committee charters
Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. Copies of each charter are posted on the Corporation’s Web site, www.brookfieldproperties.com.

8.	EVALUATION OF BOARD, DIRECTORS AND COMMITTEES

The Governance and Nominating Committee in consultation with the Chairperson will ensure that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board, to ensure they are fulfilling their respective responsibilities and duties as set out in these Guidelines and in their respective committee charters. In connection with these evaluations, each director will be requested to provide his or her assessment of the effectiveness of the board and each committee. These evaluations should take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.

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9.	MANAGEMENT

Management's role
The primary responsibility of management is to safeguard the Corporation's assets and to create wealth for shareholders. When performance is found to be inadequate, the Board has the responsibility to bring about appropriate change.

Brookfield's governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight by the Board and its committees.

Management of the Corporation is under the direction of the Chief Executive Officer. The Board has developed a position description of the Chief Executive Officer which is attached as an appendix to these Guidelines.

Management's relationship to the Board
Senior management of the Corporation, primarily through the Chief Executive Officer, reports to and is accountable to the Board. At its meetings, the Board regularly engages in private sessions with the Corporation's Chairperson and Chief Executive Officer without other members of senior management present.

Business plans are developed to ensure the compatibility of shareholder, Board and management views on the Corporation's strategic direction, performance targets and utilization of shareholders' equity. A special meeting of the Board is held each year to review the strategic initiatives and the business plan submitted by senior management. The Board's approval of the annual business plan then provides a mandate for senior management to conduct the affairs of the Corporation knowing it has the necessary Board support. Material deviations from the plan are reported to and considered by the Board.

Board access to management
Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the Board at its regular and special meetings, the Board is also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation's business plan. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board.

Management succession
The Board in consultation with the Human Resources and Compensation Committee maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.

Management performance review and rewards
The Human Resources and Compensation Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed, with his or her compensation or level being assessed against these pre-agreed objectives. Similar reviews and assessments are undertaken for other members of senior management in consultation with the Chief Executive Officer.

Brookfield's compensation plans are based on maintaining a direct link between management rewards and the wealth created for shareholders. The Corporation attempts to reward the most senior executives with primary compensation earned through share appreciation. Annually, members of senior management receive allocations of share options to augment their compensation and to encourage further share ownership, and in 1999 a deferred share unit plan was introduced for the most senior members of management to reward increases in share performance. Brookfield is also committed to maintaining periodic reviews of its compensation practices to ensure that management is fairly rewarded over time based on performance.

10.	COMMUNICATION AND DISCLOSURE POLICIES

The Corporation has adopted a Disclosure and Insider Trading Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation's communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure and Insider Trading Policy is reviewed annually by the Board and available on the Corporation's Web site, www.brookfieldproperties.com.

The Corporation endeavors to keep its shareholders informed of its progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. It also maintains a Web site that provides summary information about the Company and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation's shareholders at the annual meeting and are available to respond to questions at that time.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Corporation's financial results. The Corporation also endeavors to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation's designated spokespersons.

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11.	DIRECTOR COMPENSATION

Directors who are employees of the Corporation do not receive any compensation for service as directors of the Corporation. The compensation owing to the BAM representatives shall be paid to BAM.

Annually, the Governance and Nominating Committee recommends to the Board the form and adequacy of compensation and benefits for non-management directors. During this recommendation process, the committee seeks to ensure that the compensation and benefits reflect the responsibilities and risks involved in being a director of the Corporation and to align the interests of the directors with the best interests of the Corporation and its stakeholders.

Directors are reimbursed by the Corporation for reasonable travel expenses and other out-of-pocket expenses incurred in connection with their duties as directors.

12.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board expects all directors, officers and employees of the Corporation to conduct themselves in accordance with the highest ethical standards and to adhere to the Corporation’s Code of Business Conduct and Ethics. Any waiver of the Code of Business Conduct and Ethics for officers and directors may only be made by the Board or the Governance and Nominating Committee and will be disclosed to shareholders by the Corporation to the extent required by law, regulation or stock exchange requirement.

13.	PROHIBITION ON PERSONAL LOANS

The Corporation will not, either directly or indirectly, including through its subsidiaries, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or officer.

14.	INDEMNIFICATION AND INSURANCE

In accordance with the by-laws of the Corporation and applicable laws, present and former directors and officers are each indemnified by the Corporation.

In addition, the Corporation maintains directors and officers insurance. Under this insurance coverage, the Corporation and certain of its associated companies are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.

15.	CONFLICTS OF INTEREST

Each director is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

16.	CONTACT BOARD AND COMMITTEES

The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees by writing to the Corporation’s CC&AO at:

Board of Directors of Brookfield Properties Corporation
c/o Brookfield Properties Corporation
Three World Financial Center
New York, New York 10281-1021
U.S.A.
E-mail: boardofdirectors@brookfieldproperties.com
Affirmed by the Board of Directors October 27, 2009.

53	Brookfield | Brookfield Properties Corporation | 2010 Management Proxy Circular

APPENDIX
Position description of Chairperson
The Chairperson of the Board of Brookfield is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her responsibilities, the Chairperson will:
(a)	provide leadership to foster the effectiveness of the Board;
(b)	ensure there is an effective relationship between the Board and senior management of the Corporation;
(c)	ensure that the appropriate committee structure is in place and assist the Governance and Nominating Committee in making recommendations for appointments to such committees;
(d)	in consultation with the other members of the Board and the Chief Executive Officer, prepare the agenda for each meeting of the Board;
(e)	ensure that all directors receive the information required for the proper performance of their duties, including information relevant to each meeting of the Board;
(f)
chair Board meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded;

(g)
together with the Governance and Nominating Committee, ensure that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual directors, and make recommendations to the Governance and Nominating Committee for changes when appropriate;

(h)	work with the Chief Executive Officer and other members of senior management to monitor progress on strategic planning, policy implementation and succession planning; and
(i)	provide additional services requested by the Board.

Position description of Lead Independent Director
The Lead Independent Director will preside over all sessions of the Corporation’s Independent Directors and is responsible for ensuring that matters raised during these meetings are reviewed with the full Board and Corporation’s senior management and acted upon in a timely fashion. In addition, the Lead Director performs the following functions:
(a)	consults with the Chairperson of the board on the preparation of the agenda for each meeting of the board; and
(b)	in consultation with the Chairperson, ensures that an appropriate system is in place to evaluate the performance of the board as a whole and its committees.

Position description of Chief Executive Officer
The Chief Executive Officer of Brookfield is responsible for providing the leadership of the Corporation and, subject to the direction provided by the Board, managing the business and affairs of the Corporation. In fulfilling his or her responsibilities, the Chief Executive Officer will:
(a)
develop and present to the Board for approval a business plan for the Corporation, which includes the fundamental objectives and goals of the plan, the strategies to achieve the objectives and goals, the risks and alternatives to these strategies and specific steps and performance indicators which will enable the Board to evaluate management’s progress on implementing such strategies and achieving the objectives and goals, and report regularly to the Board on the progress of the business plan;

(b)	develop and present to the Board for approval key financial and other performance goals for the Corporation’s activities, and report regularly to the Board on the progress against these goals;
(c)	manage the operations of the Corporation in accordance with the business plan approved by the Board;
(d)	act as the primary spokesperson for the Corporation;
(e)	recommend to the Board the appointment or termination of senior management of the Corporation;
(f)
present to the Board for approval annually an assessment of the senior management of the Corporation together with a succession plan that provides for the orderly succession of senior management including the recruitment, training and development required;

(g)
together with the Corporation’s Chief Financial Officer, establish and maintain disclosure controls and procedures and internal controls and procedures for financial reporting appropriate to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosure; and

(h)	foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

54	Brookfield | Brookfield Properties Corporation | 2010 Management Proxy Circular